Post-Qualification Amendment No. 1

File No. 024-10818

OFFERING CIRCULAR

DELHI BANK CORP.	TIER 1 OFFERING
124 Main Street	149,196 Shares of Common Stock

Delhi, New York 13753

(855) 413-3544

We are offering to our stockholders residing in the State of New York and certain other jurisdictions shares of our common stock through participation in a Dividend Reinvestment and Optional Cash Purchase Plan (the “Plan”).

We are authorized to issue up to 393,750 shares of our common stock under the Plan. The number of shares authorized under the Plan increased from 262,500 to 393,750 upon completion of a three-for-two stock split of Delhi Bank Corp. common stock, declared by Delhi Bank Corp. on December 18, 2009 and paid on December 30, 2009. The maximum amount of common stock that we may issue or sell, from time to time, under the Plan, is subject to a maximum limitation which limits the aggregate consideration that we receive for all securities sold pursuant to this offering, and for the sale of any other securities which we are required to integrate with this offering under the rules of the Securities and Exchange Commission, to no more than $20 million annually. Under Regulation A of the Securities Act of 1933, as amended, two types of offerings are permitted: Tier 1, under which an issuer may offer and sell up to $20 million of eligible securities annually; and Tier 2, under which an issuer may offer and sell up to $50 million of eligible securities annually. The aggregate offering price for all securities sold under the Plan over the 12 month period prior to the date of this offering circular was approximately $653,417. In order to comply with the Tier 1 requirements and taking into account the number of shares that have been sold over the prior 12 month period under the Plan, the number of shares that we are authorized to issue under the Plan is currently 149,196 shares. The Plan provides our stockholders with a convenient and economical way to purchase additional shares of our common stock by reinvesting the dividends paid on such shares. Stockholders may also make voluntary quarterly cash payments to purchase additional shares of common stock under the Plan. The Plan is intended to benefit long-term investors who wish to increase their investment in our common stock.

The Delaware National Bank of Delhi, a wholly owned subsidiary of Delhi Bank Corp., and our transfer agent, will act as the Plan Administrator and purchase shares of our common stock directly from us at fair market value, in the open market, or in negotiated transactions to fund the Plan. Our common stock is quoted on the OTC Markets under the symbol “DWNX.” As of April 5, 2019, the market price per share of the common stock was $32.00.

	Price to Public (1)	Proceeds to Issuer (2)(3)(4)
Per Share of Common Stock, Par Value $1.00 Per Share	$32.00	$32.00
Total (149,196 shares)	$4,774,272.00	$4,774,272.000

(1)	Price per share is based upon the market price per share ($32.00) as of April 5, 2019. Actual price of shares purchased under the Plan will depend on the market price of our shares on the dividend investment date.
(2)	The proceeds to the issuer are subject to a maximum limitation so that the aggregate consideration that we receive for all securities sold pursuant to this offering, and for the sale of any other securities, which we are required to integrate with this offering under the rules of the Securities and Exchange Commission, shall not exceed $20 million in any 12 month period. As of the date of this offering circular, we have sold 244,554 shares under the Plan and received gross proceeds of $5,951,924 for securities sold under the Plan.
(3)	There are no underwriters in connection with the Plan.
(4)	Amount does not include expenses of the Plan incurred and paid by us since implementation of the Plan in the amount of approximately $446,934.

Investment in our common stock involves risk. See “Risk Factors,” beginning on page 3.

The United States Securities and Exchange Commission (the “Commission”) or any state securities regulator does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other selling literature. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered hereunder are exempt from registration. Any representation to the contrary is a criminal offense.

The securities offered hereby are not savings or deposit accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This Offering Circular follows the Form 1-A disclosure format.

The date of this offering circular is April 10, 2019.

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Summary

The following information is a summary of the significant terms of the Plan. You should carefully read this offering circular and the consolidated financial statements and the notes thereto, to understand fully the terms of the Plan, as well as the other considerations that are important to you in making a decision about whether to participate in the Plan. You should pay special attention to the “Risk Factors” section of this offering circular to determine whether participation in the Plan is appropriate for you. As used in this offering circular, “we,” “us” and “our” refer to Delhi Bank Corp. and our wholly owned subsidiary, The Delaware National Bank of Delhi (referred to herein as The Delaware National Bank), depending on the context.

The Companies

Delhi Bank Corp. 124 Main Street Delhi, New York 13753 (855) 413-3544	We are a registered bank holding company, which owns 100% of the outstanding capital stock of The Delaware National Bank. Our primary business is that of The Delaware National Bank.

The Delaware National Bank of Delhi 124 Main Street Delhi, New York 13753 (855) 413-3544	The Delaware National Bank, a national bank, was originally chartered as a New York state bank in 1839 and converted to a national bank in 1865. We are a full-service commercial bank. We attract deposits from the general public and use those funds to originate one- to four-family residential mortgage loans and commercial real estate mortgage loans, commercial loans and consumer loans in Delaware County, New York. Additionally, we provide trust services through The Delaware National Bank’s trust department. The Delaware National Bank currently operates out of its offices in Delhi, New York, Margaretville, New York, Davenport, New York and Hobart, New York and loan production offices in Oneonta, New York and Sidney, New York.

The Dividend Reinvestment and Optional Cash Purchase Plan

Securities Offered	Up to $4,774,272 in aggregate principal amount of Delhi Bank Corp. common stock, par value $1.00 or a total of 149,196 shares. To date we have sold 244,554 shares under the Plan for gross proceeds of $5,951,924.

The Dividend Reinvestment and Optional Cash Purchase Plan	We are offering shares of our common stock through participation in the Plan. In order to participate in the Plan, you must be a stockholder of Delhi Bank Corp. and a resident of one of the following jurisdictions: Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Hawaii, Kentucky, Maryland, Massachusetts, New Hampshire, New Jersey, New Mexico, New York, North Carolina, Ohio, Pennsylvania, South Carolina, Texas, Vermont, Virginia and Washington.

Administration of the Plan	The Delaware National Bank, a wholly owned subsidiary of Delhi Bank Corp., will administer the Plan.

Eligibility	All holders of record of at least one (1) whole share of our common stock who are residents of Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Hawaii, Kentucky, Maryland, Massachusetts, New Hampshire, New Jersey, New Mexico, New York, North Carolina, Ohio, Pennsylvania, South Carolina, Texas, Vermont, Virginia and Washington are eligible to participate in the Plan.

Participation	Participation in the Plan is entirely voluntary. To participate in the Plan, a stockholder must complete the Authorization Form and return it to us. It is important that you read carefully the section of this document titled, “Delhi Bank Corp. Dividend Reinvestment and Optional Cash Purchase Plan.”

Reinvestment Dividends	Dividends will be reinvested in those months in which regular cash dividends are paid on our common stock. Shares purchased directly from Delhi Bank Corp. with reinvested dividends will be purchased on the dividend investment date.

Dividend Investment Date	The dividend investment date is the dividend payment date of our regular dividend. If the dividend investment date falls on a day that is not a trading day, the dividend investment date is deemed to be the prior trading day.

Optional Purchases	Any optional cash payment you wish to make must not be less than $25 per investment nor may your payments total more than $5,000 per calendar quarter. You may send cash payments on a quarterly basis; however, payments must be received by the Plan Administrator no later than ten (10) calendar days, but no more than thirty (30) calendar days, prior to the dividend payment date. Optional cash payments will be invested on the dividend investment date, which is the same date as the dividend payment date. You need not participate in the reinvestment option to make optional cash payments.

Source of Common Stock Purchased Under the Plan	Shares of common stock will be purchased directly from Delhi Bank Corp. and will be either authorized but unissued shares or shares held in treasury of Delhi Bank Corp. To date, all shares purchased under the Plan have been from authorized shares and shares held in our treasury.

Price of Common Stock Purchased Under the Plan	The price of the shares of our common stock purchased under the Plan from us will be the average of the high and low sales prices of our common stock as quoted on the OTC Markets for the four (4) weeks preceding the applicable dividend investment date.

Certificates for Shares Held Under the Plan	The Plan Administrator will hold all shares purchased for the benefit of plan participants in non-certificated (book-entry) form. Plan participants will receive an account statement showing the number of shares purchased for their account under the Plan.

Termination of Participation	Plan participants may withdraw from the Plan completely at any time by notifying the Plan Administrator in writing to that effect. If you cease to be a stockholder of Delhi Bank Corp., you will no longer be eligible to participate in the Plan.

Risk Factors

An investment in our common stock involves a high degree of risk, including the possible loss of principal invested. You should carefully consider the following risk factors, in addition to the information contained elsewhere in this offering circular, before investing in our common stock.

Risks Related to Our Business

Our commercial real estate loan portfolio may expose us to increased lending risks.

At December 31, 2018, $59.03 million, or 33.9%, of our loan portfolio consisted of commercial real estate loans. Of that, $39.09 million or 66.2%, are loans which are fully guaranteed by the United States Department of Agriculture (“USDA”), United States Small Business Administration (“SBA”) or the Farm Service Agency (“FSA”) and there is no principal risk associated with these loans. The remaining $19.94 million, or 33.8%, of our commercial real estate loans generally expose a lender to greater risk of non-payment and loss than one- to four-family residential mortgage loans because repayment of the loans often depends on the successful operation of the property and the income stream of the borrowers. Such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one- to four-family residential mortgage loans. In addition, since such loans generally entail greater credit risk than one- to four-family residential mortgage loans, we may need to increase our allowance for loan losses in the future to account for the likely increase in probable incurred credit losses associated with the growth of such loans. Also, our commercial real estate loan borrowers may have more than one loan outstanding with us. Consequently, an adverse development with respect to one loan or one credit relationship could expose us to a significantly greater risk of loss compared to an adverse development with respect to a one- to four-family residential mortgage loan.

Our business is subject to interest rate risk and variations in interest rates may negatively affect our financial performance.

Changes in the interest rate environment may reduce profits. The primary source of our income is the differential or “spread” between the interest earned on loans, securities and other interest-earning assets, and interest paid on deposits, borrowings and other interest-bearing liabilities. Our net interest income is the interest we earn on loans and investments less the interest we pay on our deposits and borrowings. Our net interest spread is the difference between the yield we earn on our assets and the interest rate we pay for deposits and our other sources of funding. Changes in interest rates—up or down—could adversely affect our net interest spread and, as a result, our net interest income and net interest margin. Although the yield we earn on our assets and our funding costs tend to move in the same direction in response to changes in interest rates, one can rise or fall faster than the other, causing our net interest margin to expand or contract. Our liabilities tend to be shorter in duration than our assets, so they may adjust faster in response to changes in interest rates. As a result, when interest rates rise, our funding costs may rise faster than the yield we earn on our assets, causing our net interest margin to contract. This contraction could be more severe following a prolonged period of lower interest rates, as a larger proportion of our fixed rate residential loan portfolio will have been originated at those lower rates and borrowers may be more reluctant or unable to sell their homes in a higher interest rate environment. Changes in the slope of the “yield curve”—or the spread between short-term and long-term interest rates—could also reduce our net interest margin. Normally, the yield curve is upward sloping, meaning short-term rates are lower than long-term rates. Because our liabilities tend to be shorter in duration than our assets, when the yield curve flattens or even inverts, we could experience pressure on our net interest margin as our cost of funds increases relative to the yield we can earn on our assets.

In addition, loan volume and yields are affected by market interest rates on loans, and rising interest rates generally are associated with a lower volume of loan originations. An increase in the general level of interest rates may also adversely affect the ability of certain borrowers to pay the interest on and principal of their obligations. Accordingly, changes in levels of market interest rates could materially adversely affect our net interest spread, asset quality, loan origination volume and overall profitability.

Because most of our borrowers are located in Delaware County, New York, a downturn in the local economy or a decline in local real estate values could cause increases in nonperforming loans, which could hurt our profits.

A majority of our loans are secured by real estate or made to businesses in Delaware County, New York. As a result of this concentration, a downturn in the local economy could cause increases in nonperforming loans, which could hurt our profits. A sharp decline in real estate values could cause some of our mortgage loans to become inadequately collateralized, which would expose us to a greater risk of loss. Additionally, a decline in the economy of Delaware County could have a material adverse effect on our business, including the demand for new loans, refinancing activity, the ability of borrowers to repay outstanding loans and the value of loan collateral, and could adversely affect our asset quality and net income.

Our allowance for loan losses may not be sufficient to cover actual loan losses which could adversely impact our earnings.

When borrowers default and do not repay the loans that we make to them, we may lose money. The allowance for loan losses is the amount estimated by management as necessary to cover probable losses in the loan portfolio at the balance sheet date. The allowance is established through the provision for loan losses, which is charged to income. Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Among the material estimates required to establish the allowance are: loss exposure at default; the amount and timing of future cash flows on impacted loans; value of collateral; and determination of loss factors to be applied to the various elements of the portfolio. If our estimates and judgments regarding such matters prove to be incorrect, our allowance for loan losses might not be sufficient, and additional loan loss provisions might need to be made. Depending on the amount of such loan loss provisions, the adverse impact on our earnings could be material. Our allowance for loan losses at December 31, 2018 may not be sufficient to cover future loan losses. A large loss or series of losses could deplete the allowance and require increased provisions to replenish the allowance, which would negatively affect earnings.

In addition, bank regulators periodically review our allowance for loans losses and may require us to increase our provision for loan losses or recognize further loan charge-offs. Any significant increase in our allowance for loan losses or loan charge-offs that may be required by these regulatory authorities could have a material adverse effect on our financial condition and results of operations.

Strong competition within our market area could hurt our profits and slow growth.

The financial services industry is highly competitive and we encounter strong competition for deposits, loans and other financial services in our market area. Price competition for loans and deposits might result in us earning less on our loans and paying more on our deposits, which reduces net interest income. Some of the institutions with which we compete have substantially greater resources and lending limits than we have and may offer services that we do not provide. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability depends upon our continued ability to compete successfully in our market area.

We operate in a highly regulated environment and we may be adversely affected by changes in laws and regulations.

We are subject to extensive regulation, supervision and examination by the Federal Reserve Board (the “FRB”), with respect to Delhi Bank Corp., the Office of the Comptroller of the Currency (the “OCC”), our chartering authority, and by the Federal Deposit Insurance Corporation (the “FDIC”), as insurer of our deposits. Such regulation and supervision govern the activities in which an institution and its holding company may engage, and are intended primarily for the protection of the insurance fund and depositors. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations. In addition to governmental supervision and regulation, we will be subject to changes in federal and state laws, including changes in tax laws applicable to real estate investment trusts, which could affect our net operating results.

Regulation of the financial services industry has undergone major changes, and future legislation could increase our cost of doing business or harm our competitive position.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) enacted in 2010 created a significant shift in the way financial institutions operate and restructured the regulation of depository institutions. The Dodd-Frank Act and the rules and regulations promulgated thereunder have had, and will continue to have, significant impact on the United States bank regulatory structure and the lending, deposit, investment, trading and operating activities of financial institutions and their holding companies. The Dodd-Frank Act created the Consumer Financial Protection Bureau with broad powers to supervise and enforce consumer protection laws. The Consumer Financial Protection Bureau has broad rule-making authority for a wide range of consumer protection laws that apply to all banks and savings institutions including the authority to prohibit “unfair, deceptive or abusive” acts and practices.

As required by the Dodd-Frank Act, the federal banking regulators have adopted consolidated capital requirements, which limit our ability to borrow at the holding company level and invest the proceeds from such borrowings as capital in The Delaware National Bank that could be leveraged to support additional growth. The Dodd-Frank Act contains various other provisions designed to enhance the regulation of depository institutions and prevent the recurrence of a financial crisis such as occurred in 2008-2009. The Dodd-Frank Act may have a material impact on our operations, particularly through increased regulatory burden and compliance costs.

Any future legislative changes could have a material impact on our profitability, the value of assets held for investment or collateral for loans. Future legislative changes could require changes to business practices or force us to discontinue businesses and potentially expose us to additional costs, liabilities, enforcement action and reputational risk.

Capital rules generally require insured depository institutions and their holding companies to hold more capital. The impact of the capital rules on our financial condition and operations is uncertain but could be materially adverse.

The Federal Reserve and the OCC substantially amended the regulatory risk-based capital rules applicable to us. The rules phased in over time becoming fully effective as of January 1, 2019. Our minimum capital requirements are (i) a common Tier 1 equity ratio of 4.5%, (ii) a Tier 1 capital (common Tier 1 capital plus Additional Tier 1 capital) of 6% and (iii) a total capital ratio of 8%. Beginning in 2016, a capital conservation buffer began to phase in at 0.625% per year, ultimately resulting in a now fully effective requirement of 2.5% on top of the common Tier 1, Tier 1 and total capital requirements, resulting in a required common Tier 1 equity ratio of 7%, a Tier 1 ratio of 8.5%, and a total capital ratio of 10.5%. Failure to satisfy any of these three capital requirements will result in limits on paying dividends, engaging in share repurchases and paying discretionary bonuses. These limitations will establish a maximum percentage of eligible retained income that could be utilized for such actions.

We are dependent on our information technology and telecommunications systems and third-party servicers, and systems failures, interruptions or breaches of security could have a material adverse effect on us.

Our business is dependent on the successful and uninterrupted functioning of our information technology and telecommunications systems and third-party servicers. The failure of these systems, or the termination of a third-party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. If significant, sustained or repeated, a system failure or service denial could compromise our ability to operate effectively, damage our reputation, result in a loss of customer business, and/or subject us to additional regulatory scrutiny and possible financial liability, any of which could have a material adverse effect on us.

In addition, we provide our customers with the ability to bank remotely, including over the Internet. The secure transmission of confidential information over the Internet is a critical element of remote banking. We may be required to spend significant capital and other resources to protect against the threat of security breaches and computer viruses, or to alleviate problems caused by security breaches or viruses. To the extent that our activities or the activities of our customers involve the storage and transmission of confidential information, security breaches and viruses could expose us to claims, regulatory scrutiny, litigation and other possible liabilities. Any inability to prevent security breaches or computer viruses could also cause existing customers to lose confidence in our systems and could materially and adversely affect us.

Additionally, financial products and services have become increasingly technology-driven. Our ability to meet the needs of our customers competitively, and in a cost-efficient manner, is dependent on the ability to keep pace with technological advances and to invest in new technology as it becomes available. The ability to keep pace with technological change is important, and the failure to do so could have a material adverse impact on our business and therefore on our financial condition and results of operations.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

In the ordinary course of our business, we collect and store sensitive data, including our proprietary business information and that of our customers, suppliers and business partners; and personally identifiable information of our customers and employees. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. We, our customers, and other financial institutions with which we interact, are subject to ongoing, continuous attempts to penetrate key systems by individual hackers, organized criminals, and in some cases, state-sponsored organizations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such unauthorized access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties; disrupt our operations and the services we provide to customers; damage our reputation; and cause a loss of confidence in our products and services, all of which could adversely affect our business, revenues and competitive position. We may be required to spend significant capital and other resources to protect against the threat of security breaches and computer viruses, or to alleviate problems caused by security breaches or viruses.

To remain competitive, we must keep pace with technological change.

Financial products and services have become increasingly technology-driven. Our ability to meet the needs of our customers competitively, and in a cost-efficient manner, is dependent on the ability to keep pace with technological advances and to invest in new technology as it becomes available. Many of our competitors have greater resources to invest in technology than we do and may be better equipped to market new technology-driven products and services. The ability to keep pace with technological change is important, and the failure to do so could have a material adverse impact on our business and therefore on our financial condition and results of operations.

We face a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

The federal Bank Secrecy Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “PATRIOT Act”) and other laws and regulations require financial institutions, among other duties, to institute and maintain effective anti-money laundering programs and file suspicious activity and currency transaction reports as appropriate. The federal Financial Crimes Enforcement Network, established by the U.S. Treasury Department to administer the Bank Secrecy Act, is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice, Drug Enforcement Administration and Internal Revenue Service. Federal and state bank regulators also focus on compliance with Bank Secrecy Act and anti-money laundering regulations. If our policies, procedures and systems are deemed deficient or the policies, procedures and systems of the financial institutions that we may acquire in the future are deficient, we would be subject to liability, including fines and regulatory actions such as restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, including our acquisition plans, which would negatively impact our business, financial condition and results of operations. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us.

We are subject to a variety of operational, environmental, legal and compliance risks, which may adversely affect our business and results of operations.

We are exposed to many types of operational risks, including reputational risk, legal and compliance risk, the risk of fraud or theft by employees or outsiders, and unauthorized transactions by employees or operational errors, including clerical or record-keeping errors or those resulting from faulty or disabled computer or telecommunications systems. Negative public opinion can result from our actual or alleged conduct in any number of activities, including lending practices, corporate governance and acquisitions and from actions taken by government regulators and community organizations in response to those activities. Negative public opinion can adversely affect our ability to attract and keep customers and can expose us to litigation and regulatory action. Actual or alleged conduct by The Delaware National Bank can also result in negative public opinion about our business.

Risks Related to This Offering

Issuance of shares to fund the Plan may dilute your ownership interest.

The Plan allows us to issue authorized but unissued shares to fund the Plan. The issuance by us of authorized but unissued shares pursuant to the Plan will increase the number of shares outstanding. Consequently, any increase in the number of shares outstanding pursuant to the Plan will result in a dilution of the proportionate voting rights of current stockholders and net income per share and stockholders’ equity per share will decrease as a result of the additional shares outstanding. If shares are purchased in the open market by an outside administrator, there will be no dilutive effect on our stockholders. Since the inception of the Plan in August 2003, we have issued 244,554 shares, as adjusted to reflect the December 30, 2009 three-for-two stock split, from our authorized shares and our treasury shares to fund the Plan.

There is a limited market for our common stock, which may negatively affect the market price.

Our common stock is currently quoted on the OTC Markets. Purchases and sales of our common stock are being processed by the brokerage firm of Raymond James Financial, Inc., which has agreed to be a market maker for our common stock. There is no guarantee that there will continue to be a market for our common stock. You may not be able to sell all of your shares of our common stock on short notice and the sale of a large number of shares at one time could temporarily depress the market price. There may also be a wide spread between bid and asked price for the common stock. When there is a wide spread between the bid and asked price, the price at which you may be able to sell our common stock may be significantly lower than the price at which you could buy it at that time.

We cannot guarantee future payment of dividends.

As a bank holding company, our ability to pay dividends is primarily a function of the dividend payments we receive from The Delaware National Bank. In 2018, we declared dividends of $0.6894 per share. It is the Board of Directors’ present intention to continue our current dividend payment policy. There is no assurance that we will continue to pay dividends in the future or that the amount of such dividends, if paid, will equal or exceed past dividends. The payment of future dividends will depend upon The Delaware National Bank’s earnings, financial condition, restrictions under applicable law and regulations and other factors relevant at the time the Board of Directors considers any declaration of dividends.

The FRB has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the policy provides that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the holding company appears consistent with the organization’s capital needs, asset quality and overall financial condition. Regulatory guidance provides for prior regulatory review of capital distributions in certain circumstances such as where a company’s net income for the past four quarters, net of dividends previously paid over that period, is insufficient to fully fund the dividend or the company’s overall rate of earnings retention is not consistent with the company’s capital needs and overall financial condition. The ability of a holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized. These regulatory policies could affect the ability of Delhi Bank Corp. to pay dividends. See “Regulation and Supervision—Holding Company Regulation—Federal Regulation” and “Regulation and Supervision—Bank Regulations—Restrictions on Bank Dividends” for additional information regarding applicable restrictions related to dividends.

Because our common stock is not registered under the Securities Exchange Act of 1934, as amended, there is less public information about Delhi Bank Corp. available as compared to companies whose securities are registered.

We are not a reporting company under the Securities Exchange Act of 1934, as amended (“Exchange Act”), and are therefore not required to file periodic reports which contain detailed financial and other information, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other reports. We are not required to provide our stockholders with a proxy statement in compliance with Schedule 14A under the Exchange Act. As a result, there may not be current information available to the public upon which investors may base decisions to buy and sell our common stock.

In the future, if we have more than 2,000 holders of record of our common stock, we would be required to register the common stock under the Exchange Act and provide audited annual financial statements, quarterly summary financial statements, an annual report to stockholders and a proxy statement in compliance with the Exchange Act. Eligibility to participate in the Plan is limited to current stockholders residing in the jurisdictions of Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Hawaii, Kentucky, Maryland, Massachusetts, New Hampshire, New Jersey, New Mexico, New York, North Carolina, Ohio, Pennsylvania, South Carolina, Texas, Vermont, Virginia and Washington. As of December 31, 2018, we had 518 record holders of our common stock. Accordingly, we do not believe that our record holders will exceed 2,000 as a result of participation in the Plan or at any time in the foreseeable future.

No interest will be paid on optional cash payments.

No interest is paid on your optional cash payments pending their investment in our common stock.

Delhi Bank Corp.
Dividend Reinvestment and
Optional Cash Purchase Plan

On April 17, 2003, our Board of Directors voted to adopt this Plan under which authorized but unissued shares of Delhi Bank Corp.’s common stock are available for issuance and sale to our stockholders who reside in the State of New York, as well as certain additional jurisdictions. The Plan was amended on February 28, 2006, March 13, 2007, March 11, 2008, February 24, 2010, February 16, 2011, March 14, 2012, March 15, 2013, March 19, 2014 and March 27, 2015. Stockholders who do not wish to participate in the Plan will continue to receive cash dividends, if and when declared.

The following, in question and answer format, describes the terms and conditions of the Plan, as in effect on the date of this offering circular.

PURPOSE

1. What is the purpose of the Plan?

The purpose of the Plan is to provide participants with a simple and convenient method to buy additional shares of Delhi Bank Corp. common stock by reinvesting cash dividends and making optional cash payments. We expect that generally all Plan purchases will be directly from Delhi Bank Corp., either through original issue shares or shares we have reacquired and hold as treasury shares. To the extent that such additional shares are purchased directly from Delhi Bank Corp., we will receive additional funds to be used for general corporate purposes.

2. What are the advantages of the Plan?

(a) The Plan provides participants with the opportunity to reinvest cash dividends paid on all of their shares of common stock in additional shares of Delhi Bank Corp.’s common stock.

(b) No brokerage commissions or service charges are paid by participants in connection with any purchase of shares made under the Plan, unless such shares are purchased through open market purchases.

(c) All cash dividends paid on participants’ shares can be fully invested in additional shares of Delhi Bank Corp. common stock because the Plan permits fractional shares to be credited to Plan accounts. Dividends on such fractional shares, as well as on whole shares, will also be reinvested in additional shares which will be credited to Plan accounts.

(d) Periodic statements reflecting all current activity, including share purchases and latest Plan account balance, simplify participants’ record keeping.

ADMINISTRATION

3. Who administers the Plan?

The Delaware National Bank, a wholly owned subsidiary of Delhi Bank Corp., acts as the stock transfer agent for Delhi Bank Corp. and will administer the Plan. The Delaware National Bank, as Plan Administrator, will receive and invest your cash contributions, maintain your Plan account records, issue periodic account statements and perform other duties related to the Plan. Shares purchased under the Plan are registered in your name in non-certificated form (book-entry) and are credited to your account in the Plan. We may appoint a new third-party plan administrator at any time within our sole discretion.

You may contact the Plan Administrator by mail or telephone at the address and telephone number set forth in Question 37.

ELIGIBILITY

4. Who is eligible to participate in the Plan?

All holders of record of at least one (1) whole share of Delhi Bank Corp. common stock who are residents of the following jurisdictions of Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Hawaii, Kentucky, Maryland, Massachusetts, New Hampshire, New Jersey, New Mexico, New York, North Carolina, Ohio, Pennsylvania, South Carolina, Texas, Vermont, Virginia and Washington are eligible to participate in the Plan. If the shares you hold are in your own name, you may participate directly in the Plan. If your stock is registered in another party’s name (e.g., in a broker’s “street name” or in the name of a bank nominee), you must become a stockholder of record by having the shares transferred into your name. Shares held in the name of a broker or bank nominee are not eligible for reinvestment under the Plan. Stockholders who reside in jurisdictions other than those set forth above are not eligible to participate in the Plan.

PARTICIPATION

5. How does an eligible stockholder participate?

Participation in the Plan is entirely voluntary. To participate in the Plan, a stockholder must complete the enclosed Authorization Form and return it to us in the envelope provided. Additional copies of the Authorization Form will be provided from time to time to the holders of Delhi Bank Corp.’s common stock, and you may obtain one at any time by writing to Delhi Bank Corp. Dividend Reinvestment Plan, The Delaware National Bank, 124 Main Street, Delhi, New York 13753.

If your shares of common stock are registered in multiple accounts, you should complete an Authorization Form for each account.

The Plan Administrator must receive a properly completed Authorization Form at least five (5) business days before a dividend record date in order for those dividends to be reinvested under the Plan. Those stockholders who do not elect to participate in the Plan will continue to receive dividends at such times as dividends are paid to all stockholders.

6. When may an eligible stockholder join the Plan?

You may join the Plan at any time assuming your shares are registered in your name and you are a resident of the jurisdictions set forth above in Question 4. If the Authorization Form is received by the Plan Administrator at least five (5) business days before the dividend record date, reinvestment of dividends will begin with that dividend payment.

7. What are the options that the Authorization Form provides?

The Authorization Form allows you to decide the extent to which you want to participate in the Plan through any of the following investment options:

●	“Dividend Reinvestment” permits you to reinvest dividends on all shares of Delhi Bank Corp. common stock, currently owned or subsequently registered in your name, in additional shares of common stock in accordance with the Plan.

●	“Optional Cash Purchases” permits you to make optional cash purchases of additional shares of Delhi Bank Corp. common stock in accordance with the Plan, whether or not your dividends are being reinvested.

8. May I have dividends reinvested under the Plan with respect to less than all of the shares of Delhi Bank Corp. common stock registered in my name?

You may only have dividends reinvested with respect to all of the shares of Delhi Bank Corp. common stock registered in your name.

9. How may a participant change options under the Plan?

You may change participation in the Plan at any time by completing a revised Authorization Form and returning it to the Plan Administrator, or by submitting a written request to the Plan Administrator as set forth in the response to Question 5. Any notification of a change that is not received at least five (5) business days before the dividend record date will not be effective until dividends for such record date have been reinvested and the shares credited to your account.

REINVESTMENT OF DIVIDENDS

10. When will dividends be reinvested?

In a month in which a regular cash dividend is paid on the common stock, the dividend investment date for the regular dividend on our common stock is the dividend payment date. In any case, if the dividend investment date falls on a day that is not a trading day, the dividend investment date is deemed to be the prior trading day.

Shares purchased directly from Delhi Bank Corp. with reinvested dividends will be purchased on the dividend investment date. In the event sufficient shares of our stock are available in the open market and we appoint an outside administrator for the Plan, shares for the Plan may be purchased on the open market. Purchases on the open market will begin on the dividend investment date and will be completed no later than thirty (30) days from that date, except where completion at a later date is necessary or advisable under any applicable federal securities laws. If open market purchases cannot be completed within thirty (30) days, shares will be purchased directly from Delhi Bank Corp. Open market purchases may be made in the market, or by negotiated transactions and may be subject to such terms with respect to price, delivery, and other terms as to which the outside Plan Administrator may agree. In the event we appoint an outside Plan Administrator, neither we nor any participant shall have any authority or power to direct the time or price at which shares in the market may be purchased, or the selection of the broker or dealer through or from whom purchases are to be made.

Any changes in your method of participating in the dividend reinvestment feature of the Plan will become effective as of the next dividend investment date if notice is received by the Plan Administrator at least five (5) business days before the dividend record date for the related dividend payment.

OPTIONAL PURCHASES

11. What are the minimum and maximum optional purchase limits, and when can they be made?

Any optional cash payments you wish to make must not be less than $25 per investment nor may your payments for any one account total more than $5,000 per calendar quarter. We will return optional cash payments to the extent that the optional cash payments in any calendar quarter exceed $5,000 or are less than $25. The same optional cash payment need not be sent for each investment and there is no obligation to use, nor any penalty for not using, the optional purchase feature of the Plan.

You may send in optional cash payments as often as you want, however, payments must be received by the Plan Administrator no later than ten (10) calendar days, but no more than thirty (30) calendar days, prior to the dividend payment date. You may also choose to make optional cash payments by authorizing automatic deductions from your bank account at The Delaware National Bank as is discussed in Question 12.

If the Plan Administrator is unable to process your optional cash payments within thirty (30) calendar days of the dividend payment date, the Plan Administrator will return the funds to you by check. No interest will be paid on funds held by the Plan Administrator pending investment in our common stock.

12. How does the “Optional Purchase” feature operate?

If you choose to make optional cash payments, and do not elect the dividend reinvestment option, the Plan Administrator will apply any optional cash payments received from you to the purchase of shares of Delhi Bank Corp. common stock for your account in the Plan and will pay cash dividends on all shares registered in your account. If you have elected the dividend reinvestment option, the Plan Administrator will reinvest all future cash dividends on shares in the Plan purchased pursuant to the optional purchase feature of the Plan.

Once you are enrolled in the Plan, you may make an optional cash payment by check or by authorizing an individual automatic deduction from your bank account if you hold a bank account at The Delaware National Bank, subject to the time periods during which such optional cash payments can be made. See Question 11.

If investing by check, you need not send the same amount each time and you are under no obligation to make optional cash payments in any quarter. We will not accept cash, travelers’ checks, money orders or third party checks for optional cash payments. Checks should be made payable to Delhi Bank Corp. No interest will be paid on optional cash payments.

For an individual funds transfer, your bank account at The Delaware National Bank will be debited the next business day following receipt of your request. For automatic quarterly electronic funds transfers, your bank account at The Delaware National Bank is debited on the dividend payment date, which is usually the fifteenth (15th) day after the end of the quarter or, if that day is not a business day, the next business day following such day. You will not receive any confirmation of the transfer of funds other than as reflected on your Plan account statements.

To authorize electronic funds transfers from your bank account at The Delaware National Bank, complete and sign the automatic funds transfer section of the Authorization Form and return it to the Plan Administrator together with a voided blank check or deposit slip for the account from which funds are to be transferred. Your automatic funds transfers will begin as soon as practicable after we receive the Plan automatic funds transfer section. You may change the amount of your quarterly transfer or terminate your quarterly transfer altogether by writing to the Plan Administrator and indicating you wish to change or terminate electronic funds transfers. To be effective with respect to a particular investment date, your change or termination request must be received by the Plan Administrator at least five (5) business days before the dividend record date.

Additional contribution forms and forms to establish an automatic quarterly deduction from a checking or savings account at The Delaware National Bank may be obtained by contacting the Plan Administrator by any of the methods as set forth in the response to Question 37.

13. When will optional cash payments received by the Plan Administrator be invested and can they be returned to the participant upon request?

Optional cash payments will be invested on the dividend investment date. The dividend investment date, with respect to shares purchased from Delhi Bank Corp., will be the dividend payment date. In the event we appoint an outside Plan Administrator and purchases to fund the Plan are made in the open market, shares will be purchased, as soon as practicable after the dividend investment date, as determined by the outside Plan Administrator. No interest will be paid by us on optional cash payments pending their actual investment. Optional cash payments will be refunded if a written request for a refund is received by the Plan Administrator no later than five (5) business days prior to the dividend investment date.

14. Is there a requirement to reinvest the dividends received on shares purchased with optional cash payments?

If you have signed up for the dividend reinvestment option of the Plan in addition to the optional purchase option, then all dividends paid on shares purchased with optional cash payments must be reinvested. If you have only selected the optional purchase option, you will receive cash dividends on such shares.

15. What if your payment is returned for insufficient funds?

Payments are accepted subject to timely collection as good funds and verification of compliance with the terms of the Plan. Checks or other forms of payment returned or denied for any reason will not be resubmitted for collection.

In the event that your check is returned unpaid for any reason, the Plan Administrator will immediately remove from your account any shares already purchased upon the prior credit of such funds. The Plan Administrator may sell any such shares to satisfy any uncollected amounts. If the net proceeds of the sale of such shares are insufficient to satisfy the balance of the uncollected amounts, the Plan Administrator may sell such additional shares from your account as necessary to satisfy the uncollected balance.

A fee of $30 will be charged for any checks returned for insufficient funds. We may place a hold on your account until the fee is received or sell shares from your account to satisfy the fee.

SHARES PURCHASED FOR PARTICIPANTS

16. What is the source of common stock purchased under the Plan?

Shares of common stock will be purchased directly from Delhi Bank Corp., and will be either authorized but unissued shares or shares held in the treasury of Delhi Bank Corp. In the event that The Delaware National Bank ceases to administer the Plan on our behalf and we appoint an outside administrator, we may purchase shares from existing stockholders or in the open market, if sufficient shares are available for purchase in the open market.

17. How many shares of Delhi Bank Corp. common stock will be purchased for participants?

The Plan does not limit the aggregate amount of cash dividends that may be reinvested. The number of shares purchased depends on the amount of your dividends or optional cash payments, or both, and the applicable market price of the common stock. Your plan account will be credited with that number of shares, including fractions, equal to the total amount to be invested divided by the purchase price per share. There are limitations with respect to optional cash purchases, see Question 11.

18. What will be the price of shares of Delhi Bank Corp. common stock purchased under the Plan?

The price of shares of Delhi Bank Corp. common stock purchased from us will be equal to the average of the high and low sales prices for our common stock as quoted on the OTC Markets for the four (4) weeks preceding the applicable dividend investment date. If there is no trading in our common stock on the OTC Markets for a substantial amount of time at the time of any dividend investment date, Delhi Bank Corp. will determine the market price based on market quotations it deems appropriate.

19. Could the Plan have a dilutive effect on Delhi Bank Corp.’s stockholders?

Yes. The issuance of authorized but unissued shares by Delhi Bank Corp. under the Plan or the purchase of shares of our common stock held in the treasury of Delhi Bank Corp. will dilute the voting interests of existing stockholders and net income per share and stockholders’ equity per share will decrease. If shares for the Plan are purchased in the open market by an outside plan administrator, there will be no dilutive effect on Delhi Bank Corp.’s stockholders. To date, all shares purchased under the Plan have been purchased directly from Delhi Bank Corp.

DIVIDENDS ON SHARES HELD IN THE PLAN

20. May dividends on shares purchased through the Plan be sent directly to me?

No. The purpose of the Plan is to have the dividends on shares of Delhi Bank Corp. common stock reinvested. Accordingly, dividends paid on shares held in the Plan will be automatically reinvested in additional shares of common stock unless and until you elect to terminate participation in the Plan as to all shares in the Plan as described below. See Question 25.

In the event that you choose the optional purchase option, but do not elect the dividend reinvestment option, you may have the dividends paid on shares purchased with optional cash payments sent directly to you.

COSTS

21. Are there any costs to me associated with purchases under the Plan?

No. Delhi Bank Corp. pays all administration costs of the Dividend Reinvestment and Optional Cash Purchase Plan. You are not charged brokerage commissions, service charges or other fees in connection with the purchase of shares of common stock under the Plan, unless shares purchased under the Plan are purchased through open market purchases, in which case you will pay prorated brokerage commissions charged for such purchases.

REPORTS TO PARTICIPANTS

22. If I participate, what information will I receive concerning my purchases of stock under the Plan?

You will receive a quarterly statement of your Plan account. The statement will confirm each transaction, such as any purchase, sale, transfer, certificate deposit, certificate issuance or dividend reinvestment. These statements are a record of your Plan account activity and identify your cumulative share position and the prices for your purchases and sales of shares under the Plan. The statements will also show the amount of dividends reinvested into additional shares for your Plan account (if applicable), and any brokerage fees charged for your respective transactions during the period.

As a registered stockholder, you will also receive copies of Delhi Bank Corp. Annual Reports, proxy statements, notices of annual and special meetings, proxy cards, and, if applicable, dividend income and other notices for tax reporting purposes.

CERTIFICATES FOR SHARES HELD UNDER THE PLAN

23. Will I receive stock certificates for shares of Delhi Bank Corp. common stock purchased under the Plan?

Unless requested, certificates for shares of common stock purchased under the Plan will not be issued to you. The Plan Administrator will hold all shares purchased for the benefit of Plan participants in non-certificated (book-entry) form. Your Plan account statement will show the number of shares purchased for your account under the Plan. This feature protects against loss, theft, or destruction of stock certificates.

Certificates for any number of whole shares credited to your account under the Plan will be issued within thirty (30) days of receipt of your written request or of your withdrawal from the Plan, if so requested. If you do not request certificates for your shares, the Plan Administrator will maintain your shares in book-entry form. Any remaining whole shares and fractional shares will continue to be credited to your account. Certificates for fractional shares will not be issued under any circumstances.

SAFEKEEPING OF SHARES

24. May a participant deposit certificates of Delhi Bank Corp. common stock with the Plan Administrator?

We do not offer safekeeping services for certificates of our common stock. However, you may send your certificates for your shares of Delhi Bank Corp. common stock to us to have the ownership of such shares transferred from certificated form into book-entry form. If you wish to use this service, you should contact the Plan Administrator at the address set forth in Question 37. Delivery of certificates is at your risk and, for delivery by mail, we recommend you use insured registered mail with return receipt requested. Your account statement will reflect the number of shares held by you in book-entry form.

TERMINATION OF PARTICIPATION

25. How may I withdraw from and stop participating in the Plan?

You may withdraw from the Plan completely at any time by notifying the Plan Administrator in writing to that effect at the address specified in Question 37.

If the Plan Administrator receives your notice of withdrawal and termination less than five (5) business days before the next dividend record date, it will not be effective until dividends paid for such record date have been reinvested and the shares credited to your account.

Any optional cash payments sent to the Plan Administrator prior to the request to terminate will be invested in Delhi Bank Corp. common stock unless your termination letter expressly requests the return of the optional cash payments and such letter is received no later than five (5) business days prior to the dividend investment date.

If you terminate participation in the Plan, the Plan Administrator will remove your shares from the Plan and those shares held in book-entry form will continue to be held in your name in such form. If requested, we will send you a check in the amount equal to the value of any fractional shares, based upon the market price of Delhi Bank Corp. common stock as determined as set forth in Question 18. You may request certificates for your shares of Delhi Bank Corp. common stock which are held in book-entry form by following the procedure described in Question 23. Certificates representing fractional shares will not be issued.

After you withdraw from the Plan, you will receive all subsequent dividends in cash unless you re-enroll in the Plan, which you may do at any time by requesting an Authorization Form in the manner specified in Question 5. However, we and the Plan Administrator reserve the right to reject any Authorization Form, on any grounds, including but not limited to excessive joining and withdrawing. This reservation is intended to minimize unnecessary administrative expenses and to encourage use of the Plan as a long-term investment service.

26. What happens to my Plan accounts if I transfer and sell all the Delhi Bank Corp. stock held in my name?

If you cease to be a stockholder of Delhi Bank Corp., you cease to be eligible to participate in the Plan. If you subsequently purchase our common stock, you will have to complete and send a new Authorization Form to the Plan Administrator to enroll in the Plan.

ADDITIONAL INFORMATION

27. What is the effect of a stock split, stock dividend or rights offering on my shares held in the Plan?

Any stock dividend or stock split declared by Delhi Bank Corp. on shares held in the Plan on your behalf will be credited to your account. In the event that we make available to our stockholders the right to purchase additional shares, debentures or other securities, you will be given the opportunity to exercise such rights accruing on your shares held in the Plan and any additional shares of Delhi Bank Corp. common stock purchased will be placed in your account.

28. May I pledge the shares held in my Plan account?

Your rights under the Plan and shares credited to your account may not be pledged. If you wish to pledge your shares, you must request that certificates for such shares be issued in your name.

29. How do I sell shares held in the Plan?

Currently, we do not handle the sale of shares for your account. You may choose to sell your shares at any time through a stockbroker of your choice. If you choose to sell shares held in the Plan, you may need to request a certificate for your shares from the Plan Administrator for delivery to your stockbroker prior to settlement of such sale. For instructions on how to obtain a stock certificate, see Question 23.

30. How do I change the name, transfer or gift my plan shares?

You may change the name, transfer or gift shares in your Plan account at any time. Transfers may be made in book-entry or certificated form. Simply contact the Plan Administrator at the address specified in Question 37 to submit your request.

To obtain instructions for transferring your shares, please follow the steps described below:

Call the telephone number listed in Question 37 and request that Delhi Bank Corp. send you transfer instructions. Once received, provide the full new name, address and taxpayer identification (or social security) number of the new owner on the Transfer of Ownership Form.

The completed form should be sent to Delhi Bank Corp. at the address provided in Question 37. If you are sending transfer instructions along with your certificates, you should send them by registered mail, return receipt requested. All participants in the existing Plan account must sign the instructions, and their signatures must be authenticated with a Medallion Signature Guarantee as described in the instructions.

31. How will my shares held under the Plan be voted at meetings of stockholders?

You will receive a proxy card covering both your certificated shares and the shares held in your account under the Plan (other than fractional shares). If the proxy card is returned properly signed and marked for voting, all of the shares will be voted as marked. The total number of full shares held may be voted in person at the stockholders’ meeting in accordance with instructions contained in our proxy statement.

If a proxy card is returned properly signed but without indicating instructions as to the manner in which shares are to be voted with respect to any item, all of your shares will be voted (to the extent legally permissible) in accordance with the recommendations of our Board of Directors. This procedure is consistent with the actions taken with respect to stockholders who are not participating in the Plan and who return properly signed proxy cards and who do not provide voting instructions. If the proxy card is not returned, or if it is returned unsigned or improperly signed, none of your shares covered by such proxy card will be voted.

32. What are the federal income tax consequences of participation in the Plan?

In general, you will have the same federal income tax obligations with respect to dividends credited to your account under the Plan as other holders of shares of Delhi Bank Corp. common stock who elect to receive cash dividends directly. You are treated for income tax purposes as having received, on the dividend payment date, a dividend in an amount equal to the fair market value of the Delhi Bank Corp. common stock credited to your account under the Plan, even though that amount was not actually received by you in cash but, instead, was applied to the purchase of additional shares for your account.

The basis of each share credited to your account pursuant to the dividend reinvestment aspect of the Plan is the fair market value of the common stock when purchased, and the holding period for such shares begins on the day after that date the shares are acquired for a participant’s account. We intend to make every reasonable effort to determine the fair market value on the dividend payment date and use that value to determine the number of shares purchased with your cash dividend; however, because there is not an active trading market for our common stock, our valuation may be only an approximation of the fair market value.

Generally, when you receive certificates representing whole shares previously credited to your account under the Plan upon withdrawal from the Plan or pursuant to your request, it will not result in the recognition of taxable income. You may recognize a gain or loss when fractional shares are sold on your behalf upon withdrawal from the Plan or if you sell your shares issued to you from the Plan.

You should consult your own tax adviser regarding the particular tax consequences, including state tax consequences, which may result from participation in the Plan and any subsequent disposal of shares acquired pursuant to the Plan.

33. What is the responsibility of Delhi Bank Corp. and the Plan Administrator?

Delhi Bank Corp. and the Plan Administrator, in administering the Plan, will not be liable for any act done in good faith or for any good faith omission to act, including, without limitation, any claim of liability arising out of failure to terminate a participant’s account upon the participant’s death or judicially declared incompetency prior to receipt by us of notice in writing of such death or incompetency; the prices and times at which shares are purchased for a participant’s account; or any loss or fluctuation in the market value before or after purchase of shares.

34. Who bears the risk of market price fluctuations in the common stock?

Your investment in shares acquired under the Plan is no different from a direct investment in shares of Delhi Bank Corp. You alone bear the risk of loss and realize the benefits of any gain from market price changes with respect to all your shares held in the Plan, or otherwise. Delhi Bank Corp. cannot guarantee liquidity in the market, thus your investment and the marketability of your securities may be adversely affected by the current market conditions.

35. May the Plan be changed or discontinued?

Although Delhi Bank Corp. anticipates maintaining the Plan, the Plan may be amended, suspended, modified or terminated at any time by the Board of Directors of Delhi Bank Corp. without the approval of the participants. Notice of any such suspension or termination or material amendment or modification will be sent to all participants, who shall at all times have the right to withdraw from the Plan.

We may terminate your individual participation in the Plan at any time by written notice. In such event, we will request instructions from you for disposition of the shares in your account. If we do not receive instructions from you, the Plan Administrator will maintain your shares of Delhi Bank Corp. common stock held in the Plan in book-entry form and send you a check for any fractional shares.

36. How are the Plan materials and the terms and conditions to be interpreted?

Delhi Bank Corp. and the Plan Administrator will determine all issues of interpretation of the provisions set forth in this Plan.

37. Where should I direct correspondence regarding the Plan?

You may contact the Plan Administrator by mail or telephone at:

Delhi Bank Corp. Dividend Reinvestment Plan
c/o The Delaware National Bank of Delhi
124 Main Street
Delhi, New York 13753
(855) 363-3544

A Warning About Forward-Looking Statements

This offering circular contains forward-looking statements, which can be identified by the use of words such as “believes,” “expects,” “anticipates,” “estimates,” “projects,” “plans,” “potential,” “possible” or similar expressions. Forward-looking statements include:

●	statements of our goals, intentions and expectations;

●	statements regarding our business plans, prospects, growth and operating strategies;

●	statements regarding the quality of our loan and investment portfolios; and

●	estimates of our risks and future costs and benefits.

These forward-looking statements are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the following factors:

●	general economic conditions, either nationally or in our market area, that are worse than expected;

●	changes in the interest rate environment that reduce our interest margins or reduce the fair value of financial instruments;

●	our ability to attract and retain deposits;

●	increases in premiums for deposit insurance;

●	management’s assumptions in determining the adequacy of the allowance for loan losses;

●	our ability to control operating costs and expenses;

●	the use of estimates in determining fair value of certain of our assets, which estimates may prove to be incorrect and result in significant declines in valuation;

●	difficulties in reducing risks associated with the loans on our balance sheet;

●	staffing fluctuations in response to product demand or the implementation of corporate strategies that affect our workforce and potential associated charges;

●	computer systems on which we depend could fail or experience a security breach;

●	our ability to retain key members of our senior management team;

●	costs and effects of litigation, including settlements and judgments;

●	our ability to successfully integrate any assets, liabilities, customers, systems, and management personnel we may in the future acquire into our operations and our ability to realize related revenue synergies and cost savings within expected time frames and any goodwill charges related thereto;

●	increased competitive pressures among financial services companies;

●	changes in consumer spending, borrowing and savings habits;

●	legislative or regulatory changes that adversely affect our business;

●	changes in consumer spending, borrowing and savings habits;

●	the availability of resources to address changes in laws, rules, or regulations or to respond to regulatory actions;

●	adverse changes in the securities markets;

●	inability of key third-party providers to perform their obligations; and

●	changes in accounting policies and practices, as may be adopted by the bank regulatory agencies and the Financial Accounting Standards Board.

Any of the forward-looking statements that we make in this offering circular and in other public statements we make may turn out to be wrong because of inaccurate assumptions we might make, because of the factors illustrated above or because of other factors that we cannot foresee. Consequently, no forward-looking statement can be guaranteed.

For any forward-looking statements made in this offering circular, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this offering circular. Except as required by law, we do not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made. All subsequent written and oral forward-looking statements concerning the matters addressed in this offering circular and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this offering circular.

Selected Financial and Other Data

The summary financial data presented below is derived in part from our consolidated financial statements. The following is only a summary and you should read it in connection with the financial statements and notes thereto beginning on page F-1 of this offering circular. The information at December 31, 2018 and 2017 and for the years then ended is derived in part from the audited financial statements that appear in this offering circular. Operating results for the periods shown are not necessarily indicative of the results that may be expected for any future period.

	At December 31,
	2018	2017
Financial Condition Data:
Assets:
Cash and due from banks	$7,679,501	$3,657,703
Interest-bearing deposits with banks	31,115,000	39,072,722
Available for sale securities	66,443,209	86,331,074
Held to maturity securities	2,085,636	1,137,071
Restricted equity securities	295,200	460,000
Loans receivable, net	173,680,621	169,741,049
Premises and equipment, net	3,465,163	3,675,976
Bank owned life insurance	7,285,870	7,080,574
Other assets	3,153,217	3,293,597
Total assets	$295,203,417	$314,449,766

Liabilities and Stockholders’ Equity:
Liabilities
Deposits:
Noninterest-bearing	$52,263,718	$47,701,870
Interest-bearing	211,104,827	233,251,891
Total deposits	263,368,545	280,953,761

Short-term borrowings	96,511	3,288,000
Capital lease obligation	185,761	204,943
Other liabilities	3,892,873	3,607,919
Total liabilities	267,543,690	288,054,623

Stockholders’ Equity:
Common stock, $1.00 par value: 5,000,000 shares authorized; 1,673,825 shares issued and 1,559,720 shares outstanding in 2018, and 1,658,296 shares issued and 1,530,768 shares outstanding in 2017	1,673,825	1,658,296
Additional paid-in capital	4,421,912	3,969,192
Retained earnings	25,324,245	23,984,138
Accumulated other comprehensive income	(1,205,447)	(362,098)
Treasury stock, at cost; 114,105 shares in 2018 and 127,528 shares in 2017	(2,554,808)	(2,854,385)

Total stockholders’ equity	27,659,727	26,395,143
Total liabilities and stockholders’ equity	$295,203,417	$314,449,766

	At December 31,
	2018	2017
Operating Data:
Interest and Dividend Income:
Interest and fees on loans	$7.020,104	$6,074,991
Investments:
Taxable	2,226,311	2,417,703
Tax-exempt	229,488	323,543
Dividends	35,578	36,443
Total interest and dividend income	9,511,481	8,852,680

Interest Expense:
Deposits	1,144,697	1,072,263
Borrowed funds and capital lease	192,794	89,702
Total interest expense	1,337,491	1,161,965

Net Interest Income	8,173,990	7,690,715

Provision for Loan Losses	-	10,000

Net Interest Income After Provision for Loan Losses	8,173,990	7,680,715

Noninterest Income:
Service charges and fees	1,181,808	1,196,965
Net gain on sales of securities	33,224	-
Bank owned life insurance income	205,296	370,710
Total noninterest income	1,420,328	1,567,675

Noninterest Expense:
Salaries and employee benefits	3,676,972	3,665,998
Occupancy and equipment	1,618,554	1,557,502
Professional fees	283,831	300,766
FDIC premiums	90,282	95,454
Director fees	152,885	143,495
ATM and debit card processing	126,207	131,498
Other real estate expense	99,552	79,764
Contributions	101,199	188,817
Other	563,326	618,372
Total noninterest expense	6,712,808	6,781,666

Income Before Provision for Income Taxes	2,881,510	2,466,724

Provision for Income Taxes	473,155	898,413

Net income	$2,408,355	$1,568,311

Capital Ratios:
Leverage ratio – consolidated	9.5%	8.6%
Tier 1 risk weighted capital – Bank only	27.2	26.2
Total risk weighted capital – Bank only	27.7	26.8
Common equity Tier 1 capital – Bank only	27.2	26.2

Per Share Data:
Earnings per share	$1.56	$1.02
Dividends declared per share	0.69	0.66

Asset Quality Ratios:
Allowance for loan losses as a percentage of total loans	0.29%	0.33%
Allowance for loan losses as a percentage of nonperforming loans	31.41	46.03
Nonperforming loans as a percentage of total loans	0.92	0.96
Nonperforming loans as a percentage of total assets	0.54	0.52

Performance Ratios:
Return on average total assets	0.79%	0.50%
Return on average equity	8.99	5.82
Interest rate spread	2.72	2.52
Net interest margin	2.85	2.61
Dividend payout ratio	44.36	64.08

Our Business

General

Delhi Bank Corp. is a registered bank holding company, which owns 100% of the outstanding capital stock of The Delaware National Bank. We were incorporated under the laws of the State of New York in December 1994 for the purpose of serving as The Delaware National Bank’s holding company. The holding company structure provides flexibility for growth through expansion of our businesses and access to varied capital raising operations. Our primary business activity consists of ownership of all of the outstanding stock of The Delaware National Bank. As of December 31, 2018, we had 518 stockholders of record.

The Delaware National Bank is a national bank which converted from a New York chartered bank in 1865. The Delaware National Bank operates a full-service commercial and consumer banking business in Delaware County, New York. The Delaware National Bank originates one- to four-family residential real estate and commercial real estate mortgage loans, residential construction loans, and secured and unsecured commercial and consumer loans. We do not make subprime loans. We also finance commercial transactions and offer revolving credit loans and small business loans. The Delaware National Bank offers a variety of deposit products, including demand and savings deposits, regular savings accounts, investment certificates, fixed-rate certificates of deposit and club accounts. The Delaware National Bank also has a full-service trust department. The Delaware National Bank offers an enhanced delivery system option of telephone banking and Internet banking. Other services include safe deposit facilities, mobile banking, money orders, wire transfers, drive-through facilities, 24-hour depositories and ATMs.

The Delaware National Bank’s telephone number is (855) 413-3544. The Delaware National Bank’s website is www.dnbd.bank. Information on The Delaware National Bank’s website should not be considered part of this offering circular.

Market Area and Competition

We consider Delaware County, New York to be The Delaware National Bank’s primary market area for lending and deposit activities, with secondary concentrations of business activity in neighboring adjoining counties. Delaware County is not part of a metropolitan statistical area, and is mostly rural in nature, containing employment in a variety of economic sectors.

We face significant competition for the attraction of deposits and origination of loans. Our most direct competition for deposits has historically come from the financial institutions operating in our market area. We also face competition for investors’ funds from money market funds, mutual funds and other corporate and government securities. Our competition for loans comes primarily from financial institutions in our market area and, to a lesser extent, from other financial service providers, such as mortgage companies and mortgage brokers. Competition for loans also comes from the increasing number of non-depository financial service companies entering the mortgage market, such as insurance companies, securities companies and specialty finance companies.

Lending Activities

One- to Four-Family Residential Loans. We offer both fixed-rate and adjustable-rate one- to four-family residential mortgage loans. We do not engage in subprime lending. We also offer home equity lines of credit.

Borrower demand for adjustable-rate loans compared to fixed-rate loans is a function of the level of interest rates, the expectations of changes in the level of interest rates, and the difference between the interest rates and loan fees offered for fixed-rate mortgage loans as compared to the interest rates and loan fees for adjustable-rate loans. The relative amount of fixed-rate and adjustable-rate mortgage loans that can be originated at any time is largely determined by the demand for each in a competitive environment. The loan fees, interest rates and other provisions of mortgage loans are determined by us on the basis of our own pricing criteria and competitive market conditions.

While one- to four-family residential real estate loans are normally originated with up to 30-year terms, such loans typically remain outstanding for substantially shorter periods because borrowers often prepay their loans in full either upon sale of the property pledged as security or upon refinancing the original loan. Therefore, average loan maturity is a function of, among other factors, the level of purchase and sale activity in the real estate market, prevailing interest rates and the interest rates payable on outstanding loans.

We will generally make mortgage loans with loan-to-value ratios up to 85%. We require all properties securing mortgage loans to be appraised by a Board-approved independent appraiser. We generally require title insurance on all first mortgage loans. Borrowers must obtain hazard insurance, and flood insurance is required for loans on properties located in a flood zone.

Commercial and Multi-Family Real Estate Loans. We originate loans secured by a variety of commercial and multi-family real estate located in our market area. In reaching a decision on whether to make a commercial or multi-family real estate loan, we consider and review a cash flow analysis of the borrower and consider the net operating income of the borrower’s business or the property, the borrower’s expertise, credit history and profitability, and the value of the underlying property. We generally require that the borrowers have debt service coverage ratios (the ratio of earnings before debt service to debt service) of at least 1.2. In some circumstances, loans are also collateralized by business assets, assignments of leases or the business owner’s primary residence. We may also require personal guarantees. An environmental survey or environmental risk insurance is obtained when the possibility exists that hazardous materials may have existed on the site, or the site may have been impacted by adjoining properties that handled hazardous materials. In order to monitor these loans, we generally require the borrower and, in some cases, the business owner to provide annual financial statements and/or income tax returns.

Construction and Land Development Loans. We originate loans to finance the construction of residential and commercial properties. We also make loans on vacant land and for land development. Our construction loans generally provide for the payment of interest only during the construction phase. Loans generally can be made with a maximum loan to value ratio of 75% and generally do not exceed a term of one year. Before making a commitment to fund a construction loan, we require an appraisal of the property by an independent licensed appraiser. We also will require an inspection of the property before disbursement of funds during the term of the construction loan.

Commercial and Agricultural Loans. We make commercial business and agricultural loans on a secured and unsecured basis. When making such loans, we consider the financial statements of the borrower, the borrower’s payment history of both corporate and personal debt, the debt service capabilities of the borrower, the projected cash flows of the business, the viability of the industry in which the customer operates and the value of the collateral.

Consumer Loans. Our consumer loans consist of credit cards, automobile loans, mobile homes, personal loans and overdraft protection loans. The procedures for underwriting consumer loans include an assessment of the applicant’s payment history on other debts and ability to meet existing obligations and payments on the proposed loan. We generally require that borrowers have a debt to income ratio of no more than 40%. Although the applicant’s creditworthiness is a primary consideration, the underwriting process also includes a comparison of the value of the collateral, if any, to the proposed loan amount.

Purchased Guaranteed Loans. In addition to the above referenced loans, we have made a concerted effort to increase the amount of loans that we purchase which are fully guaranteed by the USDA, SBA or the FSA as they generally provide a stable return while adding no risk to our balance sheet.

Loan Underwriting Risks.

Adjustable-Rate Loans. While we anticipate that adjustable-rate loans will better offset the adverse effects of an increase in interest rates as compared to fixed-rate mortgages, an increased monthly mortgage payment required of adjustable-rate loan borrowers in a rising interest rate environment could cause an increase in delinquencies and defaults. The marketability of the underlying property also may be adversely affected in a high interest rate environment. In addition, although adjustable-rate mortgage loans make our asset base more responsive to changes in interest rates, the extent of this interest sensitivity is limited by the annual and lifetime interest rate adjustment limits.

Commercial and Multi-Family Real Estate Loans. Loans secured by commercial and multi-family real estate generally have larger balances and involve a greater degree of risk than one- to four-family residential mortgage loans. Of primary concern in commercial and multi-family real estate lending is the borrower’s creditworthiness and cash flow. Payments on loans secured by investment properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject to adverse conditions in the real estate market or the economy.

Construction Loans. Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the property’s value at completion of construction and the estimated cost (including interest) of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, we may be required to advance funds beyond the amount originally committed to permit completion of the building. If the estimate of value proves to be inaccurate, we may be confronted, at or before the maturity of the loan, with a loan having a value which is insufficiently collateralized. If we are forced to foreclose on a building before or at completion due to a default, there can be no assurance that we will be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs.

Commercial and Agricultural Loans. Unlike residential mortgage loans, which generally are made on the basis of the borrower’s ability to make repayment from his or her employment or other income, and which are secured by real property whose value tends to be more easily ascertainable, commercial and agricultural loans are of higher risk and typically are made on the basis of the borrower’s ability to make repayment from the cash flow of the borrower’s business. As a result, the availability of funds for the repayment of commercial loans may depend substantially on the success of the business itself. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value.

Consumer Loans. Consumer loans may entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly, such as motor vehicles. In the latter case, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and a small remaining deficiency often does not warrant further substantial collection efforts against the borrower. Consumer loan collections depend on the borrower’s continuing financial stability, and therefore are likely to be adversely affected by various factors, including job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

Loan Originations. Loan originations come from a number of sources. The primary source of our mortgage loan originations are existing customers, walk-in traffic, referrals from customers and advertising. Commercial, agricultural and consumer loans are generated primarily through the efforts of our loan officers.

Loan Approval Procedures and Authority. Our lending activities follow written, non-discriminatory, underwriting standards and loan origination procedures established by our Board of Directors and management. All loans are reviewed by the Board of Directors on a monthly basis. The Board of Directors has granted loan approval authority to certain officers up to prescribed limits, based on the officer’s experience and tenure. Loans over certain specified amounts are approved either by the voting members of the Executive Committee or by the Board of Directors.

Loans to One Borrower. The maximum amount that we may lend to one borrower and the borrower’s related entities is generally limited, by internal policy, to 12% of our Tier 1 capital and reserves. At December 31, 2018, our regulatory limit on loans to one borrower was $3.56 million. At that date, our largest lending relationship was $2.5 million and was fully guaranteed by the SBA. This loan was performing in accordance with its original terms at December 31, 2018.

Loan Commitments. We issue commitments for fixed-rate and adjustable-rate mortgage loans conditioned upon the occurrence of certain events. Commitments to originate mortgage loans are legally binding agreements to lend to our customers. Generally, our loan commitments expire after 90 days.

Investment Activities

We have legal authority to invest in various types of liquid assets, including U.S. Treasury obligations, securities of various federal agencies and of state and municipal governments, mortgage-backed securities and certificates of deposit of federally insured institutions. We also are required to maintain an investment in Federal Home Loan Bank of New York stock.

Our investment objectives are to provide and maintain liquidity, to establish an acceptable level of interest rate and credit risk, to provide an alternate source of low-risk investments when demand for loans is weak and to maximize portfolio yield over the long-term. Our Board of Directors has the overall responsibility for the investment portfolio, including approval of our investment policy. The President and Chief Executive Officer is responsible for implementation of the investment policy. Our Board of Directors reviews the status of our investment portfolio on a monthly basis, or more frequently, if warranted.

Deposit Activities and Other Sources of Funds

General. Deposits, borrowings and loan repayments are the major sources of our funds for lending and other investment purposes. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and money market conditions.

Deposit Accounts. Substantially all of our depositors are residents of New York. Deposits are attracted from within our market area through the offering of a broad selection of deposit instruments, including noninterest-bearing demand deposits (such as checking accounts), interest-bearing demand accounts (such as NOW and money market accounts), savings accounts, club accounts and certificates of deposit. In addition to accounts for individuals, we also offer commercial checking accounts designed for the businesses operating in our market area. We do not have any brokered deposits. From time to time we promote various accounts in an effort to increase deposits.

Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. In determining the terms of our deposit accounts, we consider the rates offered by our competition, our liquidity needs, profitability to us, and customer preferences and concerns. We generally review our deposit mix and pricing weekly. Our deposit pricing strategy has generally been to offer competitive rates and to be towards the top of the local market for rates on selected types of deposit products.

Borrowings. We utilize advances from the Federal Home Loan Bank of New York to supplement our investable funds. The Federal Home Loan Bank functions as a central reserve bank providing credit for member financial institutions. As a member, we are required to own capital stock in the Federal Home Loan Bank and are authorized to apply for advances on the security of such stock and certain of our mortgage loans and other assets (principally securities which are obligations of, or guaranteed by, the United States), provided certain standards related to creditworthiness have been met. Advances are made under several different programs, each having its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of an institution’s net worth or on the Federal Home Loan Bank’s assessment of the institution’s creditworthiness. We also maintain an advance credit facility agreement with another financial institution in the amount of $1,500,000.

Trust Services

The trust department of The Delaware National Bank provides fiduciary services and investment management and retirement services to individuals, partnerships, corporations and institutions. Additionally, The Delaware National Bank acts as guardian, conservator, executor or trustee under various trusts, wills and other agreements. The Delaware National Bank has implemented comprehensive policies governing the practices and procedures of the trust department, including policies relating to investment of trust property, maintaining confidentiality of trust records, avoiding conflicts of interest and maintaining impartiality. At December 31, 2018, trust assets under administration were $49.3 million, consisting of 330 accounts.

Personnel

As of December 31, 2018, we had 48 full-time employees and 3 part-time employees, none of whom is represented by a collective bargaining unit. We believe our relationship with our employees is good.

Properties

Our main and executive offices are located at 124 Main Street, Delhi, New York. An additional facility is located at 121 Main Street, Delhi, New York consisting of a computer center and a drive-through facility. The Delaware National Bank also has full-service branch offices located in Margaretville, New York, Davenport, New York and Hobart, New York. In addition, The Delaware National Bank owns and operates five ATM facilities, including two located at The Delaware National Bank’s main office, one located in its Margaretville branch, one located in its Davenport branch and one located in its Hobart branch. The Delaware National Bank also operates loan production offices in Oneonta, New York and Sidney, New York. The Delaware National Bank owns each of its offices, except for the Hobart, New York branch and the loan production office in Oneonta, New York, both of which are leased.

Legal Proceedings

Periodically, there have been various claims and lawsuits involving The Delaware National Bank, such as claims to enforce liens, condemnation proceedings on properties in which The Delaware National Bank holds security interests, claims involving the making and servicing of real property loans and other issues incident to The Delaware National Bank’s business. The Delaware National Bank is not a party to any pending legal proceedings that it believes would have a material adverse effect on the financial condition or operations of The Delaware National Bank.

Management’s Discussion and Analysis of
Results of Operations and Financial Condition

The objective of this section is to help potential investors understand our views on our results of operations and financial condition. You should read the discussion in conjunction with the consolidated financial statements and notes to the financial statements that appear at the end of this offering circular. Please note that certain figures provided in the tables presented below may have been rounded for presentation purposes which may cause slight discrepancies in mathematical reconciliations.

Overview

We conduct community banking activities by accepting deposits and making loans in our market area. Our lending products include one- to four-family residential loans, commercial real estate loans, commercial, financial and agricultural loans and consumer and home equity loans. In addition to the above referenced loans, we have made a concerted effort to increase the amount of loans that we purchase which are fully guaranteed by the USDA, SBA or the FSA as they generally provide a stable return while adding no risk to our balance sheet. We also maintain an investment portfolio consisting primarily of state and local government obligations and mortgage-backed securities to manage our liquidity and interest rate risk. Our loan and investment portfolios are funded with deposits as well as collateralized borrowings from the Federal Home Loan Bank of New York.

Income. Our primary source of pre-tax income is net interest income. Net interest income is the difference between interest income, which is the income that we earn on our loans and investments, and interest expense, which is the interest that we pay on our deposits and borrowings. Changes in levels of interest rates affect our net interest income. See “Risk Factors—Our business is subject to interest rate risk and variations in interest rates may negatively affect our financial performance.”

A secondary source of income is non-interest income, which is revenue that we receive from providing products and services. The majority of our non-interest income generally comes from service charges (mostly from service charges on deposit accounts) and increases in the value of bank-owned life insurance. In some years we recognize income from the sale of securities and real estate owned.

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a quarterly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings.

Expenses. The noninterest expenses we incur in operating our business consist of salaries and employee benefits expenses, occupancy and equipment expenses, professional fees, FDIC premiums, director fees, ATM, debit card and data processing expenses, other real estate expenses and other miscellaneous expenses, such as office supplies, telephone, postage, advertising and professional services.

Our largest noninterest expense is salaries and employee benefits, which consist primarily of salaries and wages paid to our employees, payroll taxes, and expenses for health insurance, retirement plans and other employee benefits.

Occupancy expenses, which are the fixed and variable costs of buildings and equipment, consist primarily of depreciation charges, furniture and equipment expenses, maintenance, real estate taxes and costs of utilities.

Balance Sheet Analysis

General. At December 31, 2018, Delhi Bank Corp. had total consolidated assets of $295.2 million, a decrease of 6.11% from total consolidated assets of $314.4 million at December 31, 2017. This decrease in total consolidated assets was due primarily to a decrease in available for sale securities. Available for sale securities decreased $19.9 million in 2018 to $66.4 million, or 23.1%, from $86.3 million in 2017. This decrease was primarily the result of the loss of interest rate sensitive municipal deposits. In addition, the cash flow from the available for sale securities portfolio was reallocated to the loan portfolio to achieve a higher rate of return. Held to maturity securities at December 31, 2018 totaled $2.1 million, an increase of approximately $1.0 million, or 90.9%, compared to $1.1 million at December 31, 2017.

Total liabilities decreased from $288.1 million at December 31, 2017 to $267.5 million at December 31, 2018, a decrease of approximately $20.6 million, due primarily to a decrease in total deposits.

Loans. The Delaware National Bank offers one- to four-family residential mortgage loans, commercial real estate and multi-family real estate mortgage loans, residential construction loans, financial and agricultural loans and installment and other consumer loans. We do not make subprime loans. The Delaware National Bank offers both adjustable and fixed-rate loans. As of December 31, 2018, The Delaware National Bank’s loan portfolio totaled $174.2 million (including net unamortized deferred origination costs), representing approximately 59% of total assets. Approximately 46.6% of our loan portfolio at that date was comprised of residential real estate mortgage loans. Of our real estate mortgages, approximately $59.0 million, or 33.9%, were secured by commercial real estate.

The increase in our loan portfolio for the year ended December 31, 2018 resulted primarily from organic growth. The following table sets forth the purchased loans that are fully guaranteed by the USDA, SBA or FSA at the dates indicated.

	At December 31,
	2018	2017
	(Dollars in thousands)
Real Estate:
Commercial	$39,028	$39,712
Commercial and Industrial	14,952	18,734
Agricultural	9,936	8,402
Total loans	63,916	66,848

Allowance for loan losses	—	—
Purchase premiums, net	165	711
Net loans	$64,081	$67,559

The following table sets forth the composition of our loan portfolio by type of loan before the allowance for loan losses at the dates indicated.

	At December 31,
	2018		2017
	Amount	Percent	Amount	Percent
	(Dollars in thousands)

Real Estate:
Residential	$81,177	46.6%	$75,708	44.4%
Commercial	59,030	33.9	58,829	34.5
Commercial and Industrial	19,295	11.1	23,064	13.5
Agricultural	10,057	5.8	8,553	5.0
Consumer	4,624	2.6	4,143	2.6
Total loans	174,183	100%	170,297	100%

Less:
Allowance for loan losses	502		556
Net loans	$173,681		$169,741

The table below shows the amount of loans held in our portfolio by category, net of loans in process and discounts that mature in the indicated years following December 31, 2018. The table does not include any estimate of prepayments which significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below.

Year	Real Estate – Residential	Real Estate – Commercial	Commercial and Industrial	Agricultural	Consumer

Amount due in:
One year or less	$19,961	$18,871	$1,178,790	$2,624	$1,291,057
More than one to five years	1,122,145	871,106	1,994,174	111,271	2,875,214
More than five years	80,035,124	58,140,148	16,121,529	9,942,729	458,007
Total	$81,177,230	$59,030,124	$19,294,493	$10,056,623	$4,624,278

Of the aggregate of $171.7 million of loans due more than one year after December 31, 2018, $71.9 million, or 41.9% of total loans, have floating or adjustable interest rate features and $99.8 million, or 58.1%, have fixed interest rates.

The following table sets forth at December 31, 2018 the dollar amount of all loans due more than one year after December 31, 2018 which have either fixed interest rates or floating or adjustable rates.

	Fixed-Rate	Floating or Adjustable-Rate
Real Estate:
Residential	$51,557,080	$29,600,189
Commercial	31,575,205	27,436,048
Commercial and Industrial	7,793,836	10,321,868
Agricultural	5,834,415	4,219,584
Consumer	3,029,117	304,104
Total loans	$99,789,653	$71,881,793

Investments. The Delaware National Bank maintains a securities portfolio. At December 31, 2018, the carrying value of our investment portfolio totaled $68.6 million and represented approximately 23.2% of our total assets compared to $87.5 million at December 31, 2017. The decrease in our investment portfolio was primarily due to reallocating cash flow from the available for sale securities to the loan portfolio to achieve a higher rate of return. In addition, the cash flow from the available for sale securities portfolio was used to offset the loss of interest rate sensitive municipal deposits. Securities in the portfolio are classified as available for sale or held to maturity based on management’s positive intent and ability to hold such securities to maturity.

State and local government securities held to maturity at December 31, 2018 totaled $2.1 million, an increase of approximately $1.0 million, or 90.9%, compared to $1.1 million at December 31, 2017.

The following table sets forth the carrying and fair values of our investment securities and mortgage-backed securities at the dates indicated. The carrying value for available for sale securities is their fair value. The carrying value for held to maturity securities is their amortized cost.

	At December 31,
	2018		2017
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)
Available for sale:
U.S. Government agencies	$26,928	$26,619	$33,676	$33,777
Local government obligations	7,141	7,266	11,089	11,383
Corporate debt securities	—	—	—	—
Mortgage-backed securities	33,900	32,558	42,025	41,171
Total available for sale	67,969	66,443	86,790	86,331

Held to maturity:
Mortgage-backed securities	—	—	—	—
Local government obligations	2,086	2,122	1,137	1,190
Total held to maturity	2,086	2,122	1,137	1,190

Total securities	$70,055	$68,565	$87,927	$87,521

The table below sets forth certain information regarding the carrying value, weighted-average yields and the earlier of call dates or average lives of our investment debt securities as of December 31, 2018. Average yields are presented on a tax equivalent basis.

	As of December 31, 2018
	One Year or Less (1)		More than one Year to Five Years (1)		More than Five Years to 10 Years (1)		More than 10 Years (1)		Total
	Carrying Value	Weighted Average Yield (2)	Carrying Value	Weighted Average Yield (2)	Carrying Value	Weighted Average Yield (2)	Carrying Value	Weighted Average Yield (2)	Carrying Value	Weighted Average Yield (2)

Securities:
Available for sale:
U.S. Government Agencies	$2,200,226	1.85%	$20,247,478	2.60%	$4,170,505	2.34%	$—	0.00%	$26,618,210	2.49%
Local government obligations	1,019,728	4.62	4,827,769	4.41	1,419,200	3.34	—	0.00	7,266,697	4.23
Mortgage-backed securities	259,907	1.80	21,617,811	1.95	10,628,460	2.28	51,123	2.82	32,558,302	2.05
Total available for sale	$3,479,862	2.65%	$46,693,058	2.47%	$16,218,165	2.38%	$51,123	2.82%	$66,443,209	2.46%

Held to maturity:
Local government obligations	$1,243,227	0.73	$671,576	4.05	$100,833	5.58	$70,000	5.54	$2,085,636	2.19

Total securities	$4,723,088	2.14%	$47,364,635	2.49%	$16,318,999	2.40%	$122,123	4.39%	$68,528,845	2.45%

(1)	The earlier of the call date or average life based upon current prepayment assumptions was utilized in place of contractual maturity dates.
(2)	Average yields are stated on a tax-equivalent basis.

Deposits. Our primary source of funds is our deposit accounts, which are comprised of non interest-bearing accounts, interest-bearing NOW accounts, money market accounts, savings accounts, club accounts and certificates of deposit. These deposits are provided primarily by individuals and businesses within our market area. The Delaware National Bank offers competitive rates for all of its deposit products. We set our interest rates on deposits based on a variety of factors, including rates offered by our competition, our liquidity needs and market interest rates. Current economic conditions and customer preference for deposit products over other investment products have contributed to the increased deposits. We also consider the rates paid on our deposit accounts to be towards the top of the local market for rates on selected types of deposit products. For information about the deposit insurance per account, see “Regulation and Supervision—Bank Regulation—Insurance of Deposit Accounts.”

Deposits decreased $17.6 million, or 6.3%, to $263.4 million at December 31, 2018 from $281.0 million at December 31, 2017 primarily due to the loss of interest rate sensitive municipal deposits. The Delaware National Bank’s local deposit market is very competitive, and The Delaware National Bank will at times lose deposits to financial institutions paying the highest and most attractive interest rates and terms. If needed, management believes it can raise The Delaware National Bank’s interest rates to attract new funds or retain existing deposits. In addition, The Delaware National Bank has an agreement with the Federal Home Loan Bank of New York for cash advances, should it need additional funds for loan originations or other purposes.

The following table sets forth deposits for the dates indicated:

	Years Ended December 31,
	2018		2017
	Amount	Percent	Amount	Percent
	(Dollars in thousands)

Noninterest-bearing deposits	$52,264	19.8%	$47,702	17.0%
Interest-bearing deposits:
NOW accounts	29,386	11.2	30,418	10.8
Money markets	22,929	8.7	25,768	9.2
Savings	86,769	32.9	90,235	32.1
Time (in excess of $250,000)	21,736	8.3	31,098	11.9
Other time	50,285	19.1	55,733	19.8
Total interest-bearing deposits	211,105	80.2	233,252	83.0

Total deposits	$263,369	100%	$280,954	100%

The following table sets forth average deposits by average rates paid for the dates indicated:

	Years Ended December 31,
	2018		2017
	Average Amount	Average Rate	Average Amount	Average Rate
	(Dollars in thousands)

Noninterest-bearing deposits	$48,441	—%	$44,288	—%
Interest-bearing deposits:
NOW accounts	30,206	0.19	28,018	0.14
Money markets	27,151	0.35	26,624	0.30
Savings	90,260	0.24	93,665	0.20
Time (in excess of $250,000)	17,069	0.67	32,832	0.53
Other time	53,341	1.24	51,839	1.15
Total interest-bearing deposits	218,026	0.53	232,978	0.46

Total deposits	$266,467	0.43%	$277,266	0.39%

At December 31, 2018, The Delaware National Bank had outstanding $21.7 million in certificates of deposit accounts with balances of $250,000 or more that mature as follows:

Maturity Distribution of Time Deposits of $250,000 or More	Balance
(In thousands)

Three months or less	$802
Over three through twelve months	19,766
Over twelve months	1,168
Total	$21,736

Historically, we retain approximately 95% of maturing certificates of deposit. We currently expect the retention rate of maturing certificates of deposit to stay at approximately the same rate.

Borrowings. We utilize borrowings from the Federal Home Loan Bank of New York and other correspondent banks to supplement our supply of funds for loans and investments. As of December 31, 2018, we had no overnight borrowings with the Federal Home Loan Bank, as compared to $2.5 million as of December 31, 2017. As of December 31, 2018 and December 31, 2017, we had $96,511 and $788,000, respectively, outstanding with a correspondent bank. The decrease in short term borrowings with the Federal Home Loan Bank in 2018 was due to reallocating matured interest bearing deposits with banks. The decrease in correspondent bank borrowings in 2018 was due to Delhi Bank Corp. not repurchasing as many shares on the open market as it did in 2017.

Results of Operation for the Years Ended December 31, 2018 and December 31, 2017

Financial Highlights. Net income for the year ended December 31, 2018 was $2.4 million, or $1.56 per share, compared to net income of $1.6 million, or $1.02 per share, for the year ended December 31, 2017.

Net Interest Income. Net interest income increased to $8.2 million for 2018 as compared to $7.7 million in the same period in 2017. The net interest rate spread increased to 2.72% for the year ended December 31, 2018 from 2.52% for the year ended December 31, 2017. The net interest margin increased to 2.85% for the year ended December 31, 2018 from 2.61% for the year ended December 31, 2017. The increase in the interest spread and margin was the result of an increase in yield predominately on the loan portfolio.

Total interest income increased approximately $0.6 million to $9.5 million for the year ended December 31, 2018 compared to $8.9 million for the year ended December 31, 2017. Interest income earned on loans was $7.0 million for the year ended December 31, 2018 and $6.1 million for the year ended December 31, 2017. Interest income on investment securities decreased by approximately $0.3 million for the year ended December 31, 2018, from 2017 as a result of reallocating the investment portfolio’s cash flow into the loan portfolio and an increase in the interest rate environment.

Interest expense on interest-bearing deposits was $1.1 million for both the year ended December 31, 2018 and the year ended December 31, 2017. While interest-bearing deposits decreased from December 31, 2017 to December 31, 2018, the interest rates paid on those interest-bearing deposits increased. Interest expense on Federal Home Loan Bank of New York and correspondent bank borrowings and capital leases increased from $89,702 at December 31, 2017 to $192,794 at December 31, 2018.

Provision for Loan Losses. A provision for loan losses is charged to earnings to maintain the total allowance for loan losses at a level calculated by management based on historical experience, the volume and type of lending conducted by The Delaware National Bank, the status of past due principal and interest payments and other factors related to the collectability of the loan portfolio. The provision for loan losses was $0 for the year ended December 31, 2018, compared with a $10,000 provision for loan losses for the year ended December 31, 2017. The allowance for loan losses was $502,128, or 0.29% of total loans, as of December 31, 2018 as compared with $555,627 or 0.33% of total loans, as of December 31, 2017. Excluding the purchased guaranteed loans, the allowance for loan losses would have been $502,128, or 0.47% of total loans, as of December 31, 2018 as compared with $555,627, or 0.57% of total loans, as of December 31, 2017.

Noninterest Income. Noninterest income was $1.4 million for the year ended December 31, 2018 compared to $1.6 million in 2017 primarily as a result of a decrease in bank owned life insurance income.

The following table shows the components of noninterest income for the years ended December 31, 2018 and December 31, 2017.

	Year Ended December 31,		Percentage Change
	2018	2017	Increase/Decrease
	(Dollars in thousands)

Service charges and fees	$411	$427	(3.82)%
Net gain on sales of securities	33	—
Other fees collected (1)	771	770	0.15
Bank owned life insurance income	205	371	(44.6)
Total	$1,420	$1,568	(9.42)%

(1)	Other fees collected consist of trust department income, banking fees, late fees on loans and credit cards and ATM fees.

Noninterest Expense. Noninterest expense decreased slightly in the year ended December 31, 2018, from $6.8 million to $6.7 million. Other expenses consist primarily of OCC assessments, office supplies and advertising expenses.

The following table shows the components of noninterest expense and percentage change from the year ended December 31, 2017 to the year ended December 31, 2018.

	Year Ended December 31,		Percentage Change
	2018	2017	Increase/Decrease
	(Dollars in thousands)

Salaries and employee benefits	$3,677	$3,666	0.30%
Occupancy and equipment expense	1,619	1,558	3.92
Other real estate expense	100	80	24.81
Accounting and consulting services	284	301	(5.63)
FDIC Premiums	90	95	(5.42)
ATM and debit card processing and expenses	126	131	(4.02)
Director Fees	153	143	6.91
Contributions	101	189	(46.46)
Other expenses	563	618	(8.85)
Total	$6,713	$6,781	(1.02)%

Income Tax Expense. The income tax provision for the year ended December 31, 2018 was $473,155, reflecting an effective tax rate of 16.4% compared to an income tax provision of $898,413 for the year ended December 31, 2017, reflecting an effective tax rate of 36.4%. The decrease in the effective tax rate is primarily the result of the Tax Cut and Jobs Act enacted in 2017. The Tax Cuts and Jobs Act reduces the U.S. federal corporate tax rate to 21%.

Average Balance Sheets and Related Yields and Rates

The following table sets forth information regarding average balances of assets and liabilities, the total dollar amounts of interest income and dividends from average interest-earning assets, the total dollar amounts of interest expenses on average interest-bearing liabilities, and the resulting average yields and costs. The yields and costs for the periods are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods shown. Average balances are derived from average daily balances. For purposes of this table, average balances of loans receivable include loans on which we have discontinued accruing interest. The yields and costs include amortized and deferred fees and costs which are considered adjustments to yields. Yields on non-taxable investments have not been adjusted for tax effect.

	For the Years Ended December 31,
	2018			2017
	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
	(Dollars in thousands)
Assets:
Interest-earning assets:
Interest-earning deposits in other banks	$35,538	$692	1.95%	$37,715	$651	1.73%
Investment securities, net (1):
Taxable	33,735	836	2.48	39,550	1,005	2.54
Non-taxable	7,275	229	3.15	10,001	324	3.24
Mortgage-backed securities, net (1)	36,475	734	2.01	43,290	798	1.84
Loans receivable, net (2)	173,810	7,020	4.04	163,632	6,075	3.71
Total interest-earning assets	286,833	9,511	3.32	294,188	8,853	3.01
Noninterest-earning assets	17,722			18,737
Total assets	$304,554			$312,925

Liabilities and Equity:
Interest-bearing liabilities:
NOW accounts	$30,206	$57	0.19%	$28,018	$39	0.14%
Money markets	27,151	94	0.35	26,624	80	0.30
Savings	90,260	218	0.24	93,665	188	0.20
Certificates of deposit (in excess of $100,000)	17,069	115	0.67	33,422	176	0.53
Other certificates of deposit	53,341	662	1.24	51,249	589	1.15
Total deposits	218,026	1,145	0.53	232,978	1,072	0.46

Capital lease obligation and FHLB and correspondent bank advances	8,138	193	2.37	5,282	90	1.70
Total interest-bearing liabilities	226,164	1,337	0.59	238,261	1,162	0.49
Noninterest-bearing liabilities	51,611			47,736
Total liabilities	277,775			285,996

Stockholders’ equity	26,780			26,929
Total liabilities and stockholders’ equity	$304,554			$312,925
Net interest income		$8,174			$7,691
Net interest rate spread (3)			2.72%			2.52%
Net interest margin (4)			2.85%			2.61%
Average interest-bearing assets to average interest-bearing liabilities			126.82%			123.47%

(1)	Includes unamortized discounts and premiums.
(2)	Amount is net of loans in process, net of deferred loan origination fees and allowance for loan losses and includes non-performing loans.
(3)	Net interest rate spread represents the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities.
(4)	Net interest margin represents net interest income divided by average interest-earning assets.

Rate/Volume Analysis. The following table sets forth the effects of changing rates and volumes on our interest income and interest expense. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to changes in both rate and volume have been allocated proportionately based on the absolute value of the change due to rate and the change due to volume.

	Year Ended December 31, 2018 Compared to Year Ended December 31, 2017
	Increase/(Decrease) Due to
	Volume	Rate	Net
	(In thousands)

Interest income:
Interest-earning deposits in other banks	(38)	78	41
Investment securities, net:
Taxable	(148)	(21)	(169)
Non-taxable	(88)	(6)	(94)
Mortgage-backed securities, net	(126)	61	(64)
Loans receivable, net	378	567	945
Total change in interest income	(21)	679	659

Interest expense:
Deposits:
NOW accounts	3	14	18
Money markets	2	12	14
Savings	(7)	37	30
Time (in excess of $100,000)	(84)	23	(61)
Other time deposits	17	55	72

Capital lease obligation and FHLB and correspondent bank advances	48	55	103
Total change in interest expense	(21)	196	176
Increase in net interest income	0	483	483

Risk Management

Overview. Managing risk is an essential part of successfully managing a financial institution. Our most prominent risk exposures are credit risk, interest rate risk and market risk. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan or investment when it is due. Interest rate risk is the potential reduction of interest income as a result of changes in interest rates. Market risk arises from fluctuations in interest rates that may result in changes in the values of financial instruments, such as available-for-sale securities that are accounted for on a mark-to-market basis. Other risks that we face are operational risks, liquidity risks and reputation risk. Operational risks include risks related to fraud, regulatory compliance, processing errors, technology and disaster recovery. Liquidity risk is the possible inability to fund obligations to depositors, lenders or borrowers. Reputation risk is the risk that negative publicity or press, whether true or not, could cause a decline in our customer base or revenue.

Credit Risk Management. Our strategy for credit risk management focuses on having well-defined credit policies and uniform underwriting criteria and providing prompt attention to potential problem loans.

When a borrower fails to make a required loan payment, we take a number of steps to have the borrower cure the delinquency and restore the loan to current status, including contacting the borrower by letter and phone at regular intervals. When the borrower is in default, we may commence collection proceedings. If a foreclosure action is instituted and the loan is not brought current, paid in full, or refinanced before the foreclosure sale, the real property securing the loan generally is sold at foreclosure. Generally, when a consumer loan or a non-mortgage loan becomes 45 days past due, we institute collection proceedings. Credit card loans and other personal loans are typically charged off when they become 180 days past due.

Analysis of Nonperforming and Classified Assets. We consider foreclosed assets and loans that are nonaccruing and accruing delinquent for 90 days or more to be nonperforming assets. Under current accounting guidelines, a loan is defined as impaired when, based on current information and events, it is probable that the creditor will be unable to collect all amounts due under the contractual terms of the loan agreement. When a loan becomes 90 days delinquent, the loan may be placed on a nonaccrual status at which time the accrual of interest ceases, the interest previously accrued to income is reversed and the loan is placed on a cash basis. Typically, payments on a nonaccrual loan are applied to the outstanding principal and interest as determined at time of the collection of the loan.

We may grant a concession or modification for economic or legal reasons related to a borrower’s financial condition that it would not otherwise consider resulting in a modified loan which is then identified as a troubled debt restructuring (“TDR”). We may modify loans through rate reductions, extensions of maturity, interest only payments, or payment modifications to better match the timing of cash flows due under the modified terms with the cash flows from the borrowers’ operations. Loan modifications are intended to minimize the economic loss and to avoid foreclosure or repossession of the collateral. TDRs are considered impaired loans for purposes of calculating our allowance for loan losses.

We identify loans for potential restructure primarily through direct communication with the borrower and evaluation of the borrower’s financial statements, revenue projections, tax returns, and credit reports. Even if the borrower is not presently in default, management will consider the likelihood that cash flow shortages, adverse economic conditions, and negative trends may result in a payment default in the near future.

We did not enter into any TDRs or have any TDRs default in 2018 or 2017.

The below table sets forth nonaccrual loans, past due and restructured loans for the dates indicated. Other than as disclosed in the below table, there are no other loans at December 31, 2018 for which we have serious doubts about the inability of the borrowers to comply with the present loan repayment terms.

	At December 31,
	2018	2017
	(Dollars in thousands)

Nonaccruing (1)(2)	$1,598	$1,208
Accruing, delinquent for 90 days or more (3)	—	417
Restructured loans not included in above amounts	—	—
Total nonperforming loans	1,598	1,625
Other real estate owned	140	352
Total nonperforming assets	1,738	1,977
Percentage of nonperforming loans to total loans	0.92%	0.95%
Percentage of nonperforming loans to total assets	0.54%	0.52%
Percentage of nonperforming assets to total assets	0.59%	0.63%

(1)	The gross interest income that would have been recorded in the period ended December 31, 2018 and December 31, 2017, if these loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination, if held for part of the period, was $127,491 and $105,741, respectively.
(2)	The increase in nonaccruing loans in 2018 was not considered significant.
(3)	Loans delinquent as to principal or interest payments.

Federal regulations require us to regularly review and classify our assets. In addition, our regulators have the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. An asset is classified “substandard” if it is determined to be inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. As a general rule, The Delaware National Bank will classify a loan as substandard if The Delaware National Bank can no longer rely on the borrower’s income as the primary source for repayment of the indebtedness and must look to secondary sources such as guarantors or collateral. An asset is classified as “doubtful” if full collection is highly questionable or improbable. An asset is classified as “loss” if it is considered uncollectible, even if a partial recovery could be expected in the future. The regulations also provide for a “special mention” classification, described as assets which do not currently expose The Delaware National Bank to a sufficient degree of risk to warrant classification, but do possess credit deficiencies or potential weaknesses deserving management’s close attention. Assets classified as substandard or doubtful may require The Delaware National Bank to establish specific allowances for loan losses. If an asset or portion thereof is classified loss, The Delaware National Bank must charge off such amount. Federal examiners may disagree with The Delaware National Bank’s classifications and amounts reserved. If The Delaware National Bank does not agree with an examiner’s classification of an asset, it may appeal this determination to the OCC.

At December 31, 2018, The Delaware National Bank had $4.5 million in assets classified as substandard and $0.3 million in assets classified as doubtful compared to $3.6 million in assets classified as substandard and $1.2 million in assets classified as doubtful at December 31, 2017. See the section titled “Loans Receivable and Allowance for Loan Losses” in Note 4 to Delhi Bank Corp.’s consolidated audited financial statements. In addition, at December 31, 2018, The Delaware National Bank had $5.1 million in assets classified as special mention as compared to $4.7 million in assets classified as special mention at December 31, 2017.

Analysis and Determination of the Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a monthly basis based on written policies and procedures that we have established to evaluate the risk in our portfolio, ensure the timely charge off of loans and properly reflect estimated future losses in the portfolio. The amount of the allowance is based on management’s evaluation of the collectability of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, economic conditions and other risks in the portfolio. When additional allowances are necessary, a provision for loan losses is charged to earnings. The recommendations for increases or decreases to the allowance are presented by management to the board of directors. Where specific loan loss allowances have been established, any difference between the loss allowances and the amount of loss realized has been charged or credited to current income.

At December 31, 2018, the allowance for loan losses represented 0.29% of total loans, compared to 0.33% of total loans at December 31, 2017. Excluding the purchased guaranteed loans, the allowance for loan losses would have been 0.47% of total loans as of December 31, 2018 as compared with 0.57% of total loans as of December 31, 2017. The allowance for loan losses, as a percentage of loans, decreased 0.04% from December 31, 2017 to December 31, 2018.

The following table sets forth a breakdown of the allowance for loan losses by loan category at the dates indicated.

	At December 31,
	2018			2017
	Amount	Percent of Allowance to Total Allowance	Percent of Loans in Category to Total Loans	Amount	Percent of Allowance to Total Allowance	Percent of Loans in Category to Total Loans
	(Dollars in thousands)

Real Estate:
Residential	$358	71%	46.6%	$413	74%	44%
Commercial	95	19	33.9	87	16	35
Commercial and Industrial	15	3	11.1	18	3	13
Agricultural	1	0	5.8	1	—	5
Consumer	33	7	2.6	37	7	3
Total	$502	100%	100%	$556	100%	100%

The percentages of allowance are not consistent with the loan percentages due to the significant amount of fully guaranteed loans in the commercial real estate, commercial and industrial and agricultural segments. Such loans carry no related allowance.

Although management believes that its allowance for loan losses conforms with generally accepted accounting principles based upon the available facts and circumstances, there can be no assurance that additions to the allowance will not be necessary in future periods, which would adversely affect our results of operations. Furthermore, our banking regulators, as an integral part of our examination process, periodically review our allowance for loan losses. The examinations may require us to make additional provisions for loan losses based on judgments different from ours. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect our financial conditions and results of operations.

Analysis of Loan Loss Experience. The following table sets forth an analysis of the allowance for loan losses for the periods indicated. Where specific loan loss allowances have been established any differences between the loss allowance and the amount of loss realized has been charged or credited to the allowance.

	Years Ended December 31,
	2018	2017
	(Dollars in thousands)

Balance at the beginning of the period	$556	$547
Provision	—	10
Charge-offs:
Real estate:
Residential	34	23
Commercial	—	4
Commercial and Industrial	—	—
Agricultural	—	—
Consumer	51	39
Total charge-offs	85	66
Recoveries:
Real estate:
Residential	1	26
Commercial	4	7
Commercial and Industrial	4	3
Agricultural	—	—
Consumer	22	29
Total recoveries	31	65
Net charge-offs	54	1

Balance at the end of the period	$502	$556

Ratio of net charge-offs during the period to average loans outstanding during the period	0.03%	0.00%

Allowance to total loans outstanding at the end of the period	0.29%	0.33%

Ratio of allowance for loan losses to non-performing loans	31.41%	46.03%

Interest Rate Management. Our earnings and the market value of our assets and liabilities are subject to fluctuations caused by changes in the level of interest rates. We manage the interest rate sensitivity of our interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment. Deposit accounts typically react more quickly to changes in market interest rates than mortgage loans because of the shorter maturities of deposits. To reduce the potential volatility of our earnings, we have sought to improve the match between asset and liability maturities and rates, while maintaining an acceptable interest rate spread.

We have an Asset/Liability Committee to coordinate all aspects involving asset/liability management. The committee establishes and monitors the volume, maturities, pricing and mix of assets and funding sources with the objective of managing assets and funding sources to provide results that are consistent with liquidity, growth, risk limits and profitability goals.

Liquidity Management. Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary source of funds consist of deposit inflows, loan repayments, maturities of and payments on investment securities and borrowings from the Federal Home Loan Bank of New York. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

Our primary investing activities are the origination and purchase of loans and the purchase of securities. Our primary funding activities consist of activity in deposit accounts and Federal Home Loan Bank of New York advances. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors and other factors. We generally manage the pricing of our deposits to be competitive. Occasionally, we offer promotional rates on certain deposit products to attract deposits.

Capital Management. We are subject to various regulatory capital requirements administered by the FDIC, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At December 31, 2018, we exceeded all of our regulatory capital requirements. We are considered “well capitalized” under regulatory guidelines. See “Regulation and Supervision—Bank Regulation—Capital Adequacy Requirements” and Note 13 of the notes to the consolidated financial statements included in this offering circular.

Off-Balance Sheet Arrangements. In the normal course of operations, we engage in a variety of financial transactions that, in accordance with generally accepted accounting principles, are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers’ requests for funding and take the form of loan commitments and lines of credit. For information about our loan commitments and unused lines of credit, see Note 11 of the notes to the consolidated financial statements included in this offering circular.

For the year ended December 31, 2018, we did not engage in any off-balance sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

Impact of Recent Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) issues Accounting Standards Updates (“ASUs”) to the FASB Accounting Standards Codification (“ASC”). This section provides a summary description of recent ASUs that have significant implications (elected or required) within the consolidated financial statements, or that management expects may have a significant impact on financial statements issued in the near future.

In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606). ASU No. 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. ASU 2014-09 was effective for Delhi Bank Corp. in 2018. The adoption did not have a significant effect on Delhi Bank Corp.’s consolidated financial statements as the recognition of interest income has been scoped out of the guidance and noninterest income recognition is similar to previous revenue recognition practices. Delhi Bank Corp. expanded its disclosures with respect to its noninterest income as a result of this guidance.

In January 2016, the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Liabilities. This makes significant changes in U.S. GAAP related to certain aspects of recognition, measurement, presentation and disclosure of financial instruments. Among other changes, the ASU (1) eliminates the requirement to disclose the methods and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; (2) requires use of the exit price notion when measuring the fair value of financial instruments for disclosure purposes; (3) requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements; and (4) clarifies that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. The guidance was effective for Delhi Bank Corp. in 2018. The adoption did not have a significant effect on Delhi Bank Corp.’s consolidated financial statements, but it modified the disclosures related to fair value measurement of financial instruments.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The core principle of this ASU is that a lessee should recognize the assets and liabilities that arise from leases. Specifically, a lessee should recognize on the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee would be permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and liabilities. The ASU does not significantly change the recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee from current U.S. GAAP; however, the principal change from current GAAP is that lease assets and liabilities arising from operating leases would be recognized on the balance sheet. The ASU provides several other changes or clarifications to existing GAAP, and will require qualitative disclosures, along with quantitative disclosures, so that financial statement users can understand more about the nature of an entity’s leasing activities. Upon adoption, Delhi Bank Corp. will be required to recognize and measure leases at either the beginning of the earliest period presented using a modified retrospective approach or as a cumulative effect adjustment to retained earnings. The ASU will become effective for Delhi Bank Corp. in 2019. Delhi Bank Corp. is in the process of evaluating the potential impact of adopting this ASU.

In June 2016, the FASB issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments. ASU No. 2016-13 requires financial assets measured at amortized cost to be presented at the net amount expected to be collected, through an allowance for credit losses that is deducted from the amortized cost basis. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. ASU No. 2016-13 is effective for Delhi Bank Corp. in 2021. Delhi Bank Corp. is in the process of evaluating the potential impact of adopting this ASU.

Effect of Inflation and Changing Prices

The financial statements and related financial data presented in this offering circular have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution’s performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Our Management

Board of Directors

The Board of Directors of Delhi Bank Corp. is presently composed of eight (8) members who are elected for terms of three (3) years, approximately one third of whom are elected annually as required by the Bylaws of Delhi Bank Corp. Each director of Delhi Bank Corp. is also a member of the Board of Directors of The Delaware National Bank. The executive officers of Delhi Bank Corp. and The Delaware National Bank are elected annually by the respective Board of Directors and serve at such Board’s discretion. The following tables present information with respect to our directors and executive officers. Unless otherwise stated, each director and executive officer has held his or her current occupation for the last five years. There are no family relationships among or between the directors or executive officers.

Name	Age (1)	Principal Occupation for Past Five Years and Business Experience	Director Since (2)	Term Expires

Michael E. Finberg	72	Director and President of Margaretville Bowl Ltd.; President of MMA Corp.; Owner of Reliable Tent.	1998	2019

Peter V. Gioffe	46	Chief Executive Officer of Delhi Bank Corp. and The Delaware National Bank since October 23, 2017; President of Delhi Bank Corp. and The Delaware National Bank since 2016; Vice President and Controller of Delhi Bank Corp. and The Delaware National Bank from 2005 until 2016; Human Resources Officer of The Delaware National Bank from 2014 until 2016.	2014	2019

Kristen L. Baxter	45	Director of Auxiliary Services Finance, College Association at Delhi, Inc.	2015	2019

Bruce J. McKeegan	61	Attorney and Sole Owner of McKeegan & McKeegan.	2000	2020

Kurt R. Mable	49	Principal/Owner of Robert O. Mable Agency, Inc.	2017	2020

Andrew F. Davis III	73	Chairman of the Board of Delhi Bank Corp. and The Delaware National Bank. Director and Owner of D&D of Walton, Inc., an auto parts business.	1991	2020

Paul J. Roach	65	Director of Sportsfield Specialties, Inc. Former Vice President and Chief Financial Officer of the Clark Companies, a contracting company.	2001	2021

Robert W. Armstrong	56	Chief Executive Officer of Delhi Bank Corp. and The Delaware National Bank from 2005 through October 23, 2017; Former Treasurer of Delhi Bank Corp. from 1994 to 2004; Former Vice President, Treasurer, Cashier and Trust Officer of The Delaware National Bank from 1987 to 2004.	2005	2021

(1)	As of December 31, 2018.
(2)	Years prior to 1994 indicate service with The Delaware National Bank.

Executive Officers Who are Not Directors

Name	Age (1)	Positions Held with Delhi Bank Corp. and/or The Delaware National Bank	Officer Since

Gretchen E. Rossley	56	Vice President of Administration of The Delaware National Bank since 2006; Secretary of Delhi Bank Corp. from 2005 to 2013; Vice President of Delhi Bank Corp. since 2014. Prior to 2005, Ms. Rossley served as Assistant Vice President of Customer Service and as Internal Auditor for The Delaware National Bank.	2005

Deirdre A. Hillis	52	Vice President of Lending of The Delaware National Bank since 2009	2009

Bryan Boyer	40	Controller of The Delaware National Bank since 2016 and Vice President of The Delaware National Bank since 2013. Treasurer of Delhi Bank Corp. since 2014. Mr. Boyer served as Senior Trust Officer of The Delaware National Bank from 2013 to 2018.	2013

Robin Hultenius	51	Vice President, Human Resources of The Delaware National Bank	2016

Yvonne Haynes	47	Vice President, Operations of The Delaware National Bank	2016

(1)	As of December 31, 2018.

Director Compensation

In 2018, independent directors of The Delaware National Bank received $1,830 for each regular and special Board meeting attended. Non-employee directors who were members of the Trust Committee of The Delaware National Bank received $320 for each committee meeting attended.

Executive Compensation

The following table sets forth the annual compensation paid by Delhi Bank Corp. to the three (3) highest paid persons who were executive officers of Delhi Bank Corp. and/or The Delaware National Bank for the fiscal year ended December 31, 2018.

Name of Individual or Identity of Group	Capacities in which Remuneration was Received	Aggregate Remuneration
The highest paid Executive Officers of The Delaware National Bank and Delhi Bank Corp. (1)	President and Chief Executive Officer of Delhi Bank Corp. and The Delaware National Bank; Vice President of Administration of The Delaware National Bank; and Vice President of Lending of The Delaware National Bank.	$798,678

(1)	The group consists of three persons including: (i) Peter V. Gioffe, the President and CEO of Delhi Bank Corp. and The Delaware National Bank, (ii) Gretchen E. Rossley, Vice President of Administration of The Delaware National Bank and (iii) Deirdre A. Hillis, Vice President of Lending of The Delaware National Bank.

Salary Continuation Agreements

The Delaware National Bank has entered into salary continuation agreements with the current President and Chief Executive Officer of Delhi Bank Corp. and The Delaware National Bank, the Vice President of Administration of The Delaware National Bank and the Vice President of Lending of The Delaware National Bank.

The salary continuation agreement with the current President and Chief Executive Officer of The Delaware National Bank, as currently amended, provides for an annual benefit of $142,000, payable for 20 years, upon the executive’s termination of employment on or after attaining the age of 60 for any reason other than death or a termination for specially-defined cause (the “President’s Normal Retirement Benefit”). The agreement also provides for a reduced benefit (equal to the accrued liability balance reflected on the financial statements of The Delaware National Bank under GAAP accounting principles on the date of the executive’s termination of service), payable in five equal installments with the first payment made in the month following the executive’s termination date, if the executive separates from service with The Delaware National Bank prior to attaining age 60. The agreement also provides for a disability benefit for a period of ten years if the executive separates from service with The Delaware National Bank on account of a disability before attaining age 60 equal to the accrued liability balance reflected on the financial statements of The Delaware National Bank under GAAP accounting principles on the date of the executive’s disability. In addition, the agreement provides for a change in control benefit if the executive separates from service with The Delaware National Bank within two years following a change in control regardless of the executive’s age on the date of termination, which is equal to the actuarial equivalent of the President’s Normal Retirement Benefit and is payable in a lump sum within 30 days of termination. The agreement also provides for certain benefits to the executive’s beneficiary upon the death of the executive.

The salary continuation agreement with the Vice President of Administration of The Delaware National Bank provides for an annual benefit of $30,000, payable for 20 years, upon the executive’s termination of employment on or after attaining the age of 62 for any reason other than death or a termination for specially-defined cause (the “Vice President’s Normal Retirement Benefit”). The agreement also provides for a reduced benefit (equal to the accrued liability balance reflected on the financial statements of The Delaware National Bank under GAAP accounting principles on the date of the executive’s termination of service multiplied by a fraction, the numerator of which is the executive’s years of service as of such date and the denominator of which is sixteen), payable in five equal installments with the first payment made in the month following the executive’s termination date, if the executive separates from service with The Delaware National Bank prior to attaining age 62. The agreement also provides for a disability benefit for a period of ten years if the executive separates from service with The Delaware National Bank on account of a disability before attaining age 62 equal to the accrued liability balance reflected on the financial statements of The Delaware National Bank under GAAP accounting principles on the date of the executive’s termination of service, without regard to vesting. In addition, the agreement provides for a change in control benefit if the executive separates from service with The Delaware National Bank within two years following a change in control regardless of the executive’s age on the date of termination, which is equal to the actuarial equivalent of the Vice President’s Normal Retirement Benefit and is payable in a lump sum within 30 days of termination. The agreement also provides for certain benefits to the executive’s beneficiary upon the death of the executive.

The salary continuation agreement with the Vice President of Lending of The Delaware National Bank provides for an annual benefit of $19,000, payable for 20 years, upon the executive’s termination of employment on or after attaining the age of 60 for any reason other than death or a termination for specially-defined cause (the “Lending Vice President’s Normal Retirement Benefit”). The agreement also provides for a reduced benefit (equal to the accrued liability balance reflected on the financial statements of The Delaware National Bank under GAAP accounting principles on the date of the executive’s termination of service multiplied by a fraction, the numerator of which is the executive’s years of service as of such date and the denominator of which is twelve), payable in five equal installments with the first payment made in the month following the executive’s termination date, if the executive separates from service with The Delaware National Bank prior to attaining age 60. The agreement also provides for a disability benefit for a period of ten years if the executive separates from service with The Delaware National Bank on account of a disability before attaining age 60 equal to the accrued liability balance reflected on the financial statements of The Delaware National Bank under GAAP accounting principles on the date of the executive’s termination of service, without regard to vesting. In addition, the agreement provides for a change in control benefit if the executive separates from service with The Delaware National Bank within two years following a change in control regardless of the executive’s age on the date of termination, which is equal to the actuarial equivalent of the Lending Vice President’s Normal Retirement Benefit and is payable in a lump sum within 30 days of termination. The agreement also provides for certain benefits to the executive’s beneficiary upon the death of the executive.

Corporate Governance and Board Matters

Director Independence

Delhi Bank Corp.’s Board of Directors currently consists of eight members, all of whom are considered independent under the regulations of the FDIC, except for Peter V. Gioffe, the current President and Chief Executive Officer of Delhi Bank Corp. and The Delaware National Bank.

Committees of the Board of Directors

The following table identifies the members of our Audit Committee as of December 31, 2018.

Director	Audit Committee
Robert W. Armstrong	X
Kristen L. Baxter	X
Andrew F. Davis III	X
Michael E. Finberg	X
Peter V. Gioffe	X
Bruce J. McKeegan	X
Kurt R. Mable	X
Paul J. Roach	X*
Number of Meetings in 2018	12

*	Denotes Chairperson

Audit Committee

The Audit Committee assists the Board of Directors in its oversight of Delhi Bank Corp. accounting and reporting practices, the quality and integrity of Delhi Bank Corp.’s financial reports and Delhi Bank Corp.’s compliance with applicable laws and regulations. The Audit Committee is also responsible for engaging Delhi Bank Corp.’s independent auditors and monitoring its conduct and independence. The Board of Directors has determined that Paul J. Roach and Kristen L. Baxter are audit committee financial experts under the rules of the Securities and Exchange Commission. A majority of the members of the Audit Committee are considered independent under the regulations of the FDIC.

Transactions with Certain Related Persons

The Delaware National Bank extends credit to certain of our directors, officers and employees, as well as members of their immediate families, in connection with mortgage loans, home equity lines of credit and installment and other consumer loans.

The Delaware National Bank makes loans to executive officers and directors at reduced interest rates under a benefit program generally available to all other employees and does not give preference to any executive officer or director over any other employee. The following table reflects the aggregate amount of loans granted by The Delaware National Bank to each executive officer and director at December 31, 2018. These loans were performing according to their original terms at December 31, 2018.

Name	Aggregate Loan Principal Outstanding at December 31, 2018
Peter V. Gioffe Director, President & Chief Executive Officer	$2,575
Robert W. Armstrong Director, Former Chief Executive Officer	$221,500
Kristen L. Baxter Director	$—
Bryan Boyer Vice President, Controller and Senior Trust Officer	$20,293
Andrew F. Davis III Director	$—
Michael E. Finberg Director	$—
Yvonne T. Haynes Vice President, Operations	$118,033
Deirdre A. Hillis Vice President, Lending	$99,760
Robin L. Hultenius Vice President, Human Resources	$—
Bruce J. McKeegan Director	$88,727
Paul J. Roach Director	$48,944
Kurt R. Mable Director	$12,732
Gretchen E. Rossley Vice President, Administration	$170,618

Delhi Bank Corp. engaged the services of McKeegan & McKeegan, which is owned by director Bruce McKeegan, to provide legal assistance to The Delaware National Bank in the form of contract review and general legal advice with respect to loans, deposit accounts, insurance, trust department and real estate matters, as well as mortgage closing and related services. Amounts paid to McKeegan & McKeegan totaled $47,972 in 2018 and $42,874 in 2017.

Delhi Bank Corp. has a long-standing relationship with Robert O. Mable Agency, Inc., an insurance company in which director Kurt Mable is the sole owner. Robert O. Mable Agency, Inc. represents Delhi Bank Corp. in the insurance marketplace through the provision of insurance brokerage services. Delhi Bank Corp. does not pay any fees directly to Robert O. Mable Agency, Inc.; rather, the agency receives a standard fee from the premiums paid by Delhi Bank Corp. directly to its insurers. There is no special discount or other arrangement offered to Delhi Bank Corp. by Robert O. Mable Agency, Inc.

Stock Ownership

The following table sets forth, as of December 31, 2018, certain information regarding the beneficial ownership of Delhi Bank Corp. common stock by each of the directors and executive officers of The Delaware National Bank, and all of our directors and executive officers as a group.

Name and Address (1)	Amount and Nature of Beneficial Ownership (2)		Percent of Class (3)
Robert W. Armstrong	6,909	(4)	*
Kristen L. Baxter	424		*
Peter V. Gioffe	12,305	(5)	*
Yvonne T. Haynes	1,025	(6)	*
Deirdre A. Hillis	11,562	(7)	*
Robin L. Hultenius	2,422	(8)	*
Gretchen E. Rossley	13,663	(9)	*
Andrew F. Davis III	57,020	(10)	3.66%
Michael E. Finberg	3,984	(11)	*
Kurt R. Mable	2,046	(12)	*
Bruce J. McKeegan	7,523	(13)	*
Paul J. Roach	25,177	(14)	1.61%
Bryan R. Boyer	7,936	(15)	*

All Executive Officers and Directors as a Group — (13) Persons in Total	151,996		9.75%

*	Does not exceed 1.0% of Delhi Bank Corp.’s voting securities.
(1)	Delhi Bank Corp., 124 Main Street, Delhi, New York 13753.
(2)	Differences may exist between figures shown here and actual share amounts due to rounding up of such numbers.
(3)	Based on 1,559,720 shares outstanding as of December 31, 2018.
(4)	Includes 6,375 shares held under The Delaware National Bank of Delhi Employee Stock Ownership Plan** for the account of Mr. Armstrong.
(5)	Includes 9,347 shares held under The Delaware National Bank of Delhi Employee Stock Ownership Plan** for the account of Mr. Gioffe; 386 shares held as Custodian for Brenna Gioffe; 230 shares held as Custodian for Connor Gioffe and 1,900 shares held as trustee for the Nancy J. Lee Family Irrevocable Trust.
(6)	Includes 1,025 shares held under The Delaware National Bank of Delhi Employee Stock Ownership Plan** for the account of Ms. Haynes.
(7)	Includes 11,384 shares held under The Delaware National Bank of Delhi Employee Stock Ownership Plan** for the account of Ms. Hillis and 177 shares held jointly with Ms. Hillis’ spouse.
(8)	Includes 2,422 shares held under The Delaware National Bank of Delhi Employee Stock Ownership Plan** for the account of Ms. Hultenius.
(9)	Includes 9,598 shares held under The Delaware National Bank of Delhi Employee Stock Ownership Plan** for the account of Ms. Rossley; 3,911 shares held jointly with Ms. Rossley’s spouse and 154 shares held as custodian for Ms. Rossley’s grandchildren.
(10)	Includes 10,350 shares held by Mr. Davis’ spouse, 5,134 shares held by D&D of Walton, Inc., of which he is the President and 4,327 shares held by Mr. Davis’ son.
(11)	Includes 243 shares held jointly with Mr. Finberg’s son and 221 shares held jointly with Mr. Finberg’s spouse.
(12)	Includes 927 shares held jointly with Mr. Mable’s spouse.
(13)	Includes 5,150 shares held by Mr. McKeegan’s spouse.
(14)	Includes 5,345 shares held jointly with Mr. Roach’s spouse and 6,075 shares held as power of attorney for Mr. Roach’s mother.
(15)	Includes 7,574 shares held under The Delaware National Bank of Delhi Employee Stock Ownership Plan** for the account of Mr. Boyer, 40 shares held as custodian for Lyla A. Boyer and 22 shares held as custodian for Fiona M. Boyer.
**	All share amounts held under The Delaware National Bank of Delhi Employee Stock Ownership Plan are as of June 30, 2018, the most recent practicable date for which this information is available.

To our knowledge, the only record owner of 10% or more of any class of our equity securities is Cede & Co. To our knowledge, there are no other beneficial owners of 10% or more of any class of our equity securities.

Regulation and Supervision

General

The Delaware National Bank is a nationally chartered banking association, the deposits of which are insured by the Deposit Insurance Fund administered by the FDIC. Federal law, primarily the National Bank Act, delineates the nature and extent of the activities in which The Delaware National Bank can engage. The Delaware National Bank’s primary regulator is the OCC. By virtue of the insurance of its deposits, however, The Delaware National Bank is also subject to supervision and regulation by the FDIC. Such supervision and regulation subjects The Delaware National Bank to special restrictions, requirements, potential enforcement actions and periodic examination by the OCC and, in some circumstances, the FDIC. The primary purpose of such supervision and regulation is to protect the FDIC insurance fund and depositors. Additionally, Delhi Bank Corp. is a bank holding company subject to reporting to, and supervision by, the FRB.

The regulatory structure gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulatory requirements and policies, whether by the OCC, the FDIC, the FRB or Congress, could have a material adverse impact on The Delaware National Bank, and/or Delhi Bank Corp. and their operations.

Certain of the statutory and regulatory provisions applicable to Delhi Bank Corp. and The Delaware National Bank are described below. This discussion is intended to be a summary, does not purport to be a complete description of the applicable statutes and regulations and their effects on Delhi Bank Corp. and The Delaware National Bank and is qualified in its entirety by reference to the statutes and regulations involved.

Holding Company Regulation

Federal Regulation. Due to its control of The Delaware National Bank, Delhi Bank Corp. is subject to examination, regulation, and periodic reporting under the Bank Holding Company Act of 1956 (“BHCA”), as administered by the FRB.

Delhi Bank Corp. is required to obtain the prior approval of the FRB to acquire all, or substantially all, of the assets of any bank or bank holding company or merge with another bank holding company. Prior FRB approval will also be required for Delhi Bank Corp. to acquire direct or indirect ownership or control of any voting securities of any bank or bank holding company if, after giving effect to such acquisition, Delhi Bank Corp. would, directly or indirectly, own or control more than 5% of any class of voting shares of such bank or bank holding company. In evaluating such transactions, the FRB considers such matters as the financial and managerial resources of and future prospects of the companies involved, competitive factors, regulatory compliance and the convenience and needs of the communities to be served. Bank holding companies may acquire additional banks in any state, subject to certain restrictions such as deposit concentration limits. In addition to the approval of the FRB, prior approval may also be required from other agencies having supervisory jurisdiction over banks to be acquired.

A bank holding company is generally prohibited from engaging in or acquiring direct or indirect control of more than 5% of the voting securities of any company engaged in non-banking activities. One of the principal exceptions to this prohibition is for activities found by the FRB to be so closely related to banking or managing or controlling banks to be a proper incident thereto. Some of the principal activities that the FRB has determined by regulation to be closely related to banking are: (i) making or servicing loans; (ii) performing certain data processing services; (iii) providing discount brokerage services; (iv) acting as fiduciary, investment or financial advisor; (v) finance leasing personal or real property; (vi) making investments in corporations or projects designed primarily to promote community welfare; and (vii) acquiring a savings association, provided that the savings association only engages in activities permitted of bank holding companies.

Under Federal law, a bank holding company that meets specified conditions, including being “well capitalized” and “well managed,” may opt to become a “financial holding company” and thereby engage in a broader array of financial activities than previously permitted. Such activities can include insurance underwriting and investment banking. Delhi Bank Corp. has not, up to now, opted to become a financial holding company. Federal law also authorizes banks to engage through “financial subsidiaries” in certain of the activities permitted for financial holding companies. Financial subsidiaries are generally treated as affiliates for purposes of restrictions on a bank’s transactions with affiliates.

The FRB has adopted capital adequacy guidelines for bank holding companies (on a consolidated basis) substantially similar to those of the OCC for a bank. However, the capital adequacy requirements do not apply to a bank holding company with consolidated assets less than $3 billion (per an interim final rule) and meet certain qualitative requirements such as not conducting significant non-banking or off-balance sheet activities.

A bank holding company is generally required to give the FRB prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the company’s consolidated net worth. The FRB may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice, or would violate any law, regulation, FRB order or directive, or any condition imposed by, or written agreement with, the FRB. There is an exception to this approval requirement for well-capitalized bank holding companies that meet certain other conditions.

The FRB has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the FRB’s policies provide that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization’s capital needs, asset quality, and overall financial condition. The FRB’s policies also require that a bank holding company serve as a source of financial strength to its subsidiary banks by standing ready to use available resources to provide adequate capital funds to those banks during periods of financial stress or adversity and by maintaining the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks where necessary. These regulatory policies could affect Delhi Bank Corp.’s ability to pay dividends or otherwise engage in capital distributions. Delhi Bank Corp.’s ability to pay dividends could also be restricted should The Delaware National Bank ever become “undercapitalized.” See “—Bank Regulation—Corrective Measures for Capital Deficiencies.”

Delhi Bank Corp.’s status as a registered bank holding company under the BHCA does not exempt it from certain federal and state laws and regulations applicable to corporations generally, including, without limitation, certain provisions of the Federal securities laws.

Change in Control. Under the Change in Bank Control Act of 1978 (the “CBCA”), a written notice must be submitted to the FRB if any person (including a company), or any group acting in concert, seeks to acquire 10% of any class of Delhi Bank Corp.’s outstanding voting securities, unless the FRB determines that such acquisition will not result in a change of control of the bank. Under the CBCA, the FRB has 60 days within which to act on such notice taking into consideration certain factors, including the financial and managerial resources of the proposed acquiror, the convenience and needs of the community served by the bank and the antitrust effects of an acquisition.

Under the BHCA, any company would be required to obtain prior approval from the FRB before it may obtain “control” of Delhi Bank Corp. within the meaning of the BHCA. Control for BHCA purposes generally is defined to mean the ownership or power to vote 25% or more of any class of Delhi Bank Corp.’s voting securities or the ability to control in any manner the election of a majority of Delhi Bank Corp.’s directors. An existing bank holding company would be required to obtain the FRB’s prior approval under the BHCA before acquiring more than 5% of Delhi Bank Corp.’s voting stock. See “—Holding Company Regulation—Federal Regulation.”

Bank Regulation

Business Activities. The activities of national banks are governed by federal law and regulations. In particular, the authority of national banks to lend money, accept deposits, branch and engage in other activities is found in the National Bank Act and the OCC’s regulations.

Examinations. The OCC periodically examines and evaluates national banks. Based upon such examination and evaluation, the OCC may revalue the assets of the institution and require that it establish specific reserves to compensate for the difference between the OCC-determined value and the book value of such assets.

Capital Adequacy Requirements. The minimum capital level requirements applicable to Delhi Bank Corp. and The Delaware National Bank are: (i) a common equity Tier 1 capital ratio of 4.5%; (ii) a Tier 1 capital ratio of 6%; (iii) a total capital ratio of 8%; and (iv) a Tier 1 leverage ratio of 4% for all institutions. In addition, there is a higher risk weight (150%) assigned to exposures that are more than 90 days past due or are on nonaccrual status and to certain commercial real estate facilities that finance the acquisition, development or construction of real property. The inclusion of certain instruments, such as trust preferred securities, from Tier 1 capital has been eliminated. However, instruments issued prior to May 19, 2010 will be grandfathered for companies with consolidated assets of $15 billion or less. Tier 2 capital is no longer limited to the amount of Tier 1 capital included in total capital. Mortgage servicing rights, certain deferred tax assets and investments in unconsolidated subsidiaries over designated percentages of common stock will be required to be deducted from capital, subject to a two-year transition period. Tier 1 capital will include accumulated other comprehensive income (which includes all unrealized gains and losses on available for sale debt and equity securities), subject to a two-year transition period.

In addition, there is a “capital conservation buffer” of 2.5% above the regulatory minimum capital requirements, which must consist entirely of common equity Tier 1 capital and, as now fully implemented, have resulted in the following minimum ratios: (i) a common equity Tier 1 capital ratio of 7.0%, (ii) a Tier 1 capital ratio of 8.5%, and (iii) a total capital ratio of 10.5%. The capital conservation buffer requirement became applicable in January 2016 at 0.625% of risk-weighted assets and increased by that amount each year until it became fully implemented on January 1, 2019. An institution would be subject to limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses if its capital level falls below the buffer amount. These limitations would establish a maximum percentage of eligible retained income that could be utilized for such actions.

The OCC also has authority to establish individual minimum capital requirements in appropriate cases upon a determination that an institution’s capital level is or may become inadequate in light of particular risks or circumstances.

Corrective Measures for Capital Deficiencies. The federal banking regulators are required to take “prompt corrective action” with respect to capital-deficient institutions. Agency regulations for “prompt corrective action” define, for each capital category, the thresholds at which institutions are “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.” A “well capitalized” bank has a total capital risk-weighted ratio of 10.0% or higher; a Tier 1 risk-weighted ratio of 8.0% or higher; a common equity Tier 1 risk-based capital ratio of 6.5% or higher; a Tier 1 leverage ratio of 5.0% or higher and is not subject to any written agreement, order or directive requiring it to maintain a specific capital level for any capital measure. An “adequately capitalized” bank has a total risk-weighted ratio of 8.0% or higher; a Tier 1 risk-weighted ratio of 6.0% or higher; a common equity Tier 1 risk-based capital ratio of 4.5% or higher; a leverage ratio of 4.0% or higher (3.0% or higher if the bank was rated a composite 1 in its most recent examination report and is not experiencing significant growth); and does not meet the criteria for a well-capitalized bank. A bank is “undercapitalized” if it fails to meet any one of the ratios required to be adequately capitalized. An institution that has a total risk-weighted ratio less than 6.0%; a Tier 1 risk-weighted ratio of less than 4.0%; a common equity Tier 1 risk-based capital ratio less than 3.0% or a leverage ratio that is less than 3.0% is considered to be “significantly undercapitalized” and an institution that has a tangible equity to assets ratio equal to or less than 2% is deemed to be “critically undercapitalized.”

As an institution’s capital decreases, the OCC’s enforcement actions may become more severe. A significantly undercapitalized institution is subject to mandated capital raising activities, restrictions on interest rates paid and transactions with affiliates, removal of management, prohibitions on holding company dividends and other restrictions. The OCC has only very limited discretion in dealing with a critically undercapitalized institution and is generally required to appoint a receiver or conservator within specified time frames.

Banks with risk-based capital and leverage ratios below the required minimums may also be subject to certain administrative actions, including the termination of deposit insurance upon notice and hearing, or a temporary suspension of insurance without a hearing in the event the institution has no tangible capital.

Restrictions on Bank Dividends. Without prior approval, a national bank may not declare a dividend if the total amount of all dividends declared by the bank in any calendar year exceeds the total of the bank’s retained net income for the current year and retained net income (meaning net income less all dividends declared) for the preceding two years. Under federal law, the bank cannot pay a dividend if, after paying the dividend, the bank would be “undercapitalized.” The OCC may declare a dividend payment to be unsafe and unsound even though the bank would continue to meet its capital requirements after the dividend.

Loans to One Borrower. Subject to certain exceptions, federal law provides that a national bank may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of its unimpaired capital and surplus. An additional amount may be lent, equal to 10% of unimpaired capital and surplus, if secured by specified readily-marketable collateral. At December 31, 2018, The Delaware National Bank’s limit on loans-to-one borrower was $3.56 million. At that date, The Delaware National Bank’s largest lending relationship was $2.5 million.

Standards for Safety and Soundness. The federal banking agencies have adopted Interagency Guidelines prescribing Standards for Safety and Soundness. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the OCC determines that a banking institution fails to meet any standard prescribed by the guidelines, the OCC may require the institution to submit an acceptable plan to achieve compliance with the standard.

Branching. National banks are authorized to establish branches within the state in which they are headquartered to the extent state law allows branching by state banks. The Riegle-Neal Interstate Banking and Branching Efficiency Act (the “Act”) provided for interstate branching for national banks. Under the Act, interstate branching by merger was authorized on June 1, 1997, unless the state in which the target has enacted a law opting out of interstate branching. De novo interstate branching is permitted by the Act to the extent the state into which the bank is to branch has enacted a law authorizing out-of-state banks to establish de novo branches.

Assessments. National banks pay semi-annual assessments to the OCC to fund its operations. These assessments are based primarily on asset size and financial condition.

Insurance of Deposit Accounts. The Delaware National Bank’s deposits are insured up to applicable limits by the Deposit Insurance Fund of the FDIC.

Under the FDIC’s existing risk-based assessment system, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors, with less risky institutions paying lower assessments. An institution’s assessment rate depends upon the category to which it is assigned. Assessment rates range from five to 45 basis points on the institution’s assessment base, which is calculated as total assets minus tangible equity. The rate schedules will automatically adjust in the future when the Deposit Insurance Fund reaches certain milestones. No institution may pay a dividend if in default of the federal deposit insurance assessment.

Deposit insurance per account owner is currently $250,000 for all types of accounts. That level was made permanent by the Dodd-Frank Act. The Dodd-Frank Act increased the minimum target Deposit Insurance Fund ratio from 1.15% of estimated insured deposits to 1.35% of estimated insured deposits. The FDIC must seek to achieve the 1.35% ratio by September 30, 2020. Insured institutions with assets of $10 billion or more are supposed to fund the increase. The Dodd-Frank Act eliminated the 1.5% maximum fund ratio, instead leaving it to the discretion of the FDIC.

The FDIC has authority to increase insurance assessments. A significant increase in insurance premiums would likely have an adverse effect on the operating expenses and results of operations of The Delaware National Bank. Management cannot predict what insurance assessment rates will be in the future.

Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC or the OCC. The management of the Delaware National Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance.

Restrictions on Transactions with Affiliates and Insiders. Transactions between a bank and any non-banking affiliates are subject to Section 23A of the Federal Reserve Act. An affiliate of a bank is any company or entity that controls, is controlled by or is under common control with The Delaware National Bank, including Delhi Bank Corp. Currently, a subsidiary of a bank that is not also a depository institution is not generally treated as an affiliate of the bank for purposes of Sections 23A and 23B unless it is a “financial subsidiary” that is engaged in activities not permissible for the bank itself. In general, Section 23A imposes limits on the amount of transactions with affiliates, and also requires certain levels of collateral for loans to and guarantees issued on behalf of affiliated parties.

Affiliate transactions are also subject to Section 23B of the Federal Reserve Act which generally requires that transactions between the bank and its affiliates be on terms substantially the same, or at least as favorable to the bank, as those prevailing at the time for comparable transactions with or involving other nonaffiliated persons.

The Sarbanes-Oxley Act of 2002 generally prohibits loans by Delhi Bank Corp. to its executive officers and directors. However, the law contains a specific exception for loans by a bank to its executive officers and directors in compliance with federal banking laws. The restrictions on loans to directors, executive officers, principal stockholders and their related interests (collectively referred to herein as “insiders”) contained in the Federal Reserve Act and Regulation O apply to all insured depository institutions. Those restrictions include quantitative and qualitative limits on loans to insiders, including more stringent limits on loans to executive officers. There is also an aggregate limitation on all loans to insiders and their related interests and certain board approval requirements. Those loans cannot exceed the institution’s total unimpaired capital and surplus, and the OCC may determine that a lesser amount is appropriate. Loans to insiders may generally be made only on non-preferential terms except as part of a bank-wide employee benefit program that does not favor insiders over other employees. Insiders are subject to enforcement actions for knowingly accepting loans in violation of applicable restrictions.

Community Reinvestment Act. The Community Reinvestment Act of 1977 (“CRA”) and the regulations issued thereunder are intended to encourage banks to help meet the credit needs of their service area, including low and moderate income neighborhoods, consistent with the safe and sound operation of the banks. These regulations also provide for regulatory assessment of a bank’s record in meeting the needs of its service area when considering applications to establish branches, merger applications and applications to acquire the assets and assume the liabilities of another bank. An unsatisfactory record can substantially delay or block such a transaction. Federal law requires federal banking agencies to make public a rating of a bank’s performance under the CRA. The Delaware National Bank’s latest CRA rating was “Satisfactory.”

Consumer Laws and Regulations. The Delaware National Bank’s operations are also subject to various federal laws applicable to credit transactions, including the Truth-In-Lending Act, Home Mortgage Disclosure Act of 1975, Equal Credit Opportunity Act, Fair Credit Reporting Act of 1978, Fair Debt Collection Practices Act, Right to Financial Privacy Act, Electronic Funds Transfer Act, and Check Clearing for the 21st Century Act.

The Delaware National Bank must comply with the applicable provisions of these consumer protection laws and regulations as part of their ongoing operations.

Enforcement Powers. The OCC, the FDIC, the FRB and the other federal banking agencies have broad enforcement powers, including the power to issue cease and desist orders, remove directors and officers, impose substantial fines and other civil penalties and appoint a conservator or receiver. Failure to comply with applicable laws, regulations and supervisory agreements could subject The Delaware National Bank or Delhi Bank Corp., as well as officers, directors and other institution-affiliated parties of these organizations, to administrative sanctions such as cease and desist orders and potentially substantial civil money penalties. The OCC may appoint the FDIC as conservator or receiver for a national bank (or the FDIC may appoint itself, under certain circumstances) if any one or more of a number of circumstances exist, including, without limitation, the fact that the bank being undercapitalized and having no reasonable prospect of becoming adequately capitalized or failing to submit and implement an acceptable capital restoration plan; the bank being in unsafe and unsound condition to transact business or the bank undergoing a substantial dissipation of assets or earnings due to violation of law or regulation or an unsafe or unsound practice.

Federal Reserve System. The FRB regulations require savings associations to maintain non-interest earning reserves against their transaction accounts (primarily Negotiable Order of Withdrawal and regular checking accounts). The regulations generally provide that reserves be maintained against aggregate transaction accounts as follows for 2018: a 3% reserve ratio was assessed on net transaction accounts up to and including $122.3 million; a 10% reserve ratio is applied above $122.3 million. The first $16.0 million of otherwise reservable balances (subject to adjustments by the FRB) are exempted from the reserve requirements. The amounts are adjusted annually and, for 2019, will require a 3% ratio for up to $124.2 million and an exemption of $16.3 million. At December 31, 2018, The Delaware National Bank met applicable FRB reserve requirements.

Effect on Economic Environment. The policies of regulatory authorities, including the monetary policy of the FRB, have a significant effect on the operating results of banks. Among the means available to the FRB to affect the money supply are open market operations in U.S. Government securities, changes in the discount rate on member bank borrowings, and changes in reserve requirements against member bank deposits or in interest paid on excess reserves. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid for deposits.

FRB monetary policies have materially affected the operating results of banks in the past and can be expected to continue to do so in the future. The nature of future monetary policies and the effect of such policies on the business and earnings of the bank cannot be predicted.

Description of Common Stock

We are authorized to issue 5,000,000 shares of common stock having a par value $1.00 per share. Each share of our common stock has the same relative rights as, and is identical in all respects with, each other share of common stock. We are not authorized to issue preferred stock.

Voting Rights. The holders of our common stock possess exclusive voting rights. Each holder of common stock is entitled to one vote for each share held of record on all matters submitted to a vote of holders of common stock. Holders of shares of common stock are not entitled to cumulate votes for the election of directors.

Dividends. The holders of common stock are entitled to such dividends as the Board of Directors may declare from time to time out of funds legally available for the payment of dividends. Dividends from us largely depend upon the receipt by us of dividends from The Delaware National Bank because we generally have no source of cash flow other than dividends from The Delaware National Bank.

We pay quarterly dividends to our stockholders based on a quarterly determination of the Board of Directors. It is our present intention to continue our present dividend policy subject to the discretion of the Board of Directors. The Plan does not represent a change in our dividend policy. Stockholders who do not wish to participate and those who are ineligible to participate in the Plan will continue to receive cash dividends when and as declared. As discussed in “Risk Factors – We cannot guarantee future payment of dividends,” we cannot provide assurance whether, or at what rate, we will continue to pay dividends.

Liquidation. In the event of our liquidation, dissolution or winding up, the holders of shares of common stock are entitled to share ratably in all assets remaining after payment of all of our debts and other liabilities.

Other Characteristics. Holders of common stock do not have any preemptive, conversion or other subscription rights with respect to any additional shares of common stock which may be issued. Therefore, the Board of Directors may authorize the issuance and sale of shares of our capital stock without first offering them to our existing stockholders. The common stock is not subject to any redemption or sinking fund provisions.

Plan of Distribution

The Delaware National Bank will act as the Plan Administrator and purchase shares of our common stock to fund the Plan directly from Delhi Bank Corp. at fair market value. We will appoint a third party plan administrator if shares are to be purchased in the open market or in negotiated transactions to fund the Plan. Since the inception of the Plan in August 2003, all shares to fund the Plan have been acquired directly from Delhi Bank Corp. from its treasury shares. No employee, officer or director will receive any commissions or additional remuneration for activities involving the Plan. We have no arrangements to engage securities dealers in connection with the Plan at this time. All of our stockholders who choose to participate in the Plan must do so by completing and returning to us the Authorization Form and all other required materials as described under “Delhi Bank Corp. Dividend Reinvestment and Optional Cash Purchase Plan” and listed on the Authorization Form enclosed with this offering circular. We are making no recommendation regarding participation in the Plan. Peter V. Gioffe, President and Chief Executive Officer of Delhi Bank Corp., should be contacted for any questions regarding the Plan at (855) 333-3544.

Dividends and Stock Repurchases

Delhi Bank Corp. has paid cash dividends since 1994. In 2018, we declared quarterly cash dividends for an annual dividend of $0.6894 per share. No assurance can be given that we will continue to pay dividends or that they will not be reduced or eliminated in the future. Our ability to pay dividends is primarily a function of the dividend payments we receive from The Delaware National Bank. The payment of dividends from The Delaware National Bank will depend upon The Delaware National Bank’s earnings, financial condition, restrictions under applicable law and regulations and other factors relevant at the time the Board of Directors of The Delaware National Bank considers any declaration of dividends. As a bank holding company, our ability to pay dividends is subject to FRB regulations as described under “Regulation and Supervision – Holding Company Regulation,” and the FRB’s policy statement regarding the payment of dividends by bank holding companies as described under “Risk Factors Related to the Offering – We cannot guarantee future payment of dividends.”

Delhi Bank Corp. has repurchased its common stock in the past under stock repurchase plans adopted by the Board of Directors. Our current stock repurchase plan was last extended on February 24, 2016 and remains open as of the date of this offering circular. No assurance can be given that we will adopt stock repurchase plans to repurchase our common stock in the future. Any potential repurchase of our common stock in the future will depend on our earnings, financial condition, restrictions under applicable law and regulations and other factors relevant at the time the Board of Directors considers any repurchase plan.

Use of Proceeds

We cannot predict the number of shares of common stock that will be purchased under the Plan or the prices at which shares will be purchased. As of the date of this offering circular, the proceeds received by Delhi Bank Corp. pursuant to the Plan have been used to cover the costs of the Plan and for general corporate purposes. To the extent that additional shares are purchased from us, and not in the open market, as contemplated as of the date of this offering circular, we intend to use the proceeds from the sales to cover the costs of this offering. Once the costs of this offering have been paid, we intend to add any additional proceeds from the sales to our general funds to be used for general corporate purposes, including, without limitation, investments in and advances to The Delaware National Bank and repurchases of our common stock. The amounts and timing of the application of proceeds will depend upon our funding requirements and the availability of other funds.

Legal Opinion

Squire Patton Boggs (US) LLP, Washington, DC, has issued a legal opinion concerning the validity of the common stock being issued in connection with the Plan.

Independent Auditors

The financial statements as of December 31, 2018 and 2017 and for the years then ended in this offering circular have been audited by Baker Tilly Virchow Krause, LLP, our independent auditors.

Independent Auditors’ Report

To the Board of Directors and Stockholders of
Delhi Bank Corp. and Subsidiary

We have audited the accompanying consolidated financial statements of Delhi Bank Corp. and Subsidiary (the “Company”), which comprise the consolidated balance sheets as of December 31, 2018 and 2017, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Delhi Bank Corp. and Subsidiary as of December 31, 2018 and 2017, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Baker Tilly Virchow Krause, LLP

Wilkes-Barre, Pennsylvania
March 19, 2019

Delhi Bank Corp. and Subsidiary

Consolidated Balance Sheets

December 31, 2018 and 2017

	2018	2017

Assets

Cash and due from banks	$7,679,501	$3,657,703
Interest-bearing deposits with banks	31,115,000	39,072,722
Available for sale securities	66,443,209	86,331,074
Held-to-maturity securities	2,085,636	1,137,071
Restricted equity securities	295,200	460,000
Loans receivable, net	173,680,621	169,741,049
Premises and equipment, net	3,465,163	3,675,976
Bank owned life insurance	7,285,870	7,080,574
Other assets	3,153,217	3,293,597

Total assets	$295,203,417	$314,449,766

Liabilities and Stockholders’ Equity

Liabilities
Deposits:
Noninterest-bearing	$52,263,718	$47,701,870
Interest-bearing	211,104,827	233,251,891

Total deposits	263,368,545	280,953,761

Short-term borrowings	96,511	3,288,000
Capital lease obligation	185,761	204,943
Other liabilities	3,892,873	3,607,919

Total liabilities	267,543,690	288,054,623

Stockholders’ Equity
Common stock, $1 par; 5,000,000 shares authorized; 1,673,825 shares issued and 1,559,720 shares outstanding in 2018, and 1,658,296 shares issued and 1,530,768 shares outstanding in 2017	1,673,825	1,658,296
Additional paid-in capital	4,421,912	3,969,192
Retained earnings	25,324,245	23,984,138
Accumulated other comprehensive loss	(1,205,447)	(362,098)
Treasury stock, at cost; 114,105 shares in 2018 and 127,528 shares in 2017	(2,554,808)	(2,854,385)

Total stockholders’ equity	27,659,727	26,395,143

Total liabilities and stockholders’ equity	$295,203,417	$314,449,766

See notes to consolidated financial statements

Delhi Bank Corp. and Subsidiary

Consolidated Statements of Income

Years Ended December 31, 2018 and 2017

	2018	2017
Interest and Dividend Income
Interest and fees on loans	$7,020,104	$6,074,991
Investments:
Taxable	2,226,311	2,417,703
Tax-exempt	229,488	323,543
Dividends	35,578	36,443

Total interest and dividend income	9,511,481	8,852,680

Interest Expense
Deposits	1,144,697	1,072,263
Borrowed funds and capital lease	192,794	89,702

Total interest expense	1,337,491	1,161,965

Net Interest Income	8,173,990	7,690,715

Provision for Loan Losses	-	10,000

Net Interest Income After Provision for Loan Losses	8,173,990	7,680,715

Noninterest Income
Service charges and fees	1,181,808	1,196,965
Bank owned life insurance income	205,296	370,710
Net gain on sales of securities	33,224	-

Total noninterest income	1,420,328	1,567,675

Noninterest Expense
Salaries and employee benefits	3,676,972	3,665,998
Occupancy and equipment	1,618,554	1,557,502
Professional fees	283,831	300,766
FDIC premiums	90,282	95,454
Director fees	152,885	143,495
ATM and debit card processing	126,207	131,498
Other real estate owned	99,552	79,764
Contributions	101,199	188,817
Other	563,326	618,372

Total noninterest expense	6,712,808	6,781,666

Income Before Provision for Income Tax	2,881,510	2,466,724

Provision for Income Tax	473,155	898,413

Net Income	$2,408,355	$1,568,311

Earnings Per Share	$1.56	$1.02

See notes to consolidated financial statements

Delhi Bank Corp. and Subsidiary

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2018 and 2017

	2018	2017

Net Income	$2,408,355	$1,568,311

Other Comprehensive Loss
Unrealized losses on available-for-sale securities	(1,034,307)	(22,504)
Less reclassification adjustment for net gain on sales of securities in the consolidated statement of income	(33,224)	-

Net unrealized losses on available for sale securities	(1,067,531)	(22,504)

Tax effect (a)	224,182	(51,934)

Total other comprehensive loss	(843,349)	(74,438)

Total Comprehensive Income	$1,565,006	$1,493,873

(a) 2017 - Includes $59,586 representing the effect of the federal income tax rate change from 34% to 21%

See notes to consolidated financial statements

Delhi Bank Corp. and Subsidiary

Consolidated Statements of Changes in Stockholders’ Equity

Years Ended December 31, 2018 and 2017

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total
Balance, December 31, 2016	$1,642,867	$3,544,726	$23,420,936	$(287,660)	$(2,225,069)	$26,095,800
Net income	-	-	1,568,311	-	-	1,568,311
Other comprehensive loss	-	-	-	(74,438)	-	(74,438)
Issuance of 15,429 shares of common stock	15,429	415,195	-	-	-	430,624
Purchase of 33,015 shares of treasury stock	-	-	-	-	(924,579)	(924,579)
Sale of 13,988 shares of treasury stock	-	9,271	-	-	295,263	304,534
Dividends declared ($0.6552 per share)	-	-	(1,005,109)	-	-	(1,005,109)
Balance, December 31, 2017	1,658,296	3,969,192	23,984,138	(362,098)	(2,854,385)	26,395,143
Net income	-	-	2,408,355	-	-	2,408,355
Other comprehensive loss	-	-	-	(843,349)	-	(843,349)
Issuance of 15,529 shares of common stock	15,529	446,053	-	-	-	461,582
Purchase of 5 shares of treasury stock	-	-	-	-	(151)	(151)
Sale of 13,428 shares of treasury stock	-	6,667	-	-	299,728	306,395
Dividends declared ($.6894 per share)	-	-	(1,068,248)	-	-	(1,068,248)
Balance, December 31, 2018	$1,673,825	$4,421,912	$25,324,245	$(1,205,447)	$(2,554,808)	$27,659,727

See notes to consolidated financial statements

Delhi Bank Corp. and Subsidiary

Consolidated Statements of Cash Flows

Years Ended December 31, 2018 and 2017

	2018	2017

Cash Flows from Operating Activities
Net income	$2,408,355	$1,568,311
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	-	10,000
Depreciation	306,266	311,480
Net gain on sales of securities	(33,224)	-
Amortization and accretion of investment securities, net	680,752	706,708
Deferred income taxes	163,280	395,515
Bank owned life insurance income	(205,296)	(370,710)
Loss (gain) on sale of foreclosed assets	2,641	(6,489)
Provision for loss on foreclosed assets	22,000	-
Net change in:
Other assets	(10,673)	257,251
Other liabilities	255,862	317,219

Net cash provided by operating activities	3,589,963	3,189,285

Cash Flows from Investing Activities
Net decrease (increase) in interest-bearing deposits in banks	7,957,722	(2,895,722)
Purchase of available for sale securities	(1,077,520)	(9,673,350)
Proceeds from sales of available-for-sale securities	1,560,391	-
Proceeds from maturities, calls and principal repayments of available-for-sale securities	17,740,857	15,400,751
Purchase of held-to-maturity securities	(1,267,449)	(305,919)
Proceeds from maturities, calls and principal repayments of held to maturity securities	267,962	660,236
Purchase of restricted equity securities	(6,117,200)	(3,687,400)
Proceeds from redemption of restricted equity securities	6,282,000	4,460,000
Net increase in loans receivable	(4,037,332)	(10,809,206)
Proceeds from bank owned life insurance	-	678,219
Proceeds from sale of foreclosed assets	285,074	139,179
Purchase of premises and equipment	(95,453)	(1,074,455)

Net cash provided by (used in) investing activities	21,499,052	(7,107,667)

Cash Flows from Financing Activities
Net (decrease) increase in deposits	(17,585,216)	22,386,125
Net decrease in short-term borrowings	(3,191,489)	(16,782,000)
Principal payments on capital lease obligation	(19,182)	(17,942)
Dividends paid	(1,039,156)	(1,003,246)
Issuance of common stock	461,582	430,624
Purchase of treasury stock	(151)	(924,579)
Proceeds from sale of treasury stock	306,395	304,534

Net cash (used in) provided by financing activities	(21,067,217)	4,393,516

Net Increase in Cash and Due From Banks	4,021,798	475,134

Cash and Due from Banks, Beginning of Year	3,657,703	3,182,569

Cash and Due from Banks, End of Year	$7,679,501	$3,657,703

See notes to consolidated financial statements

Delhi Bank Corp. and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

1.	Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Delhi Bank Corp. (the “Bank Corp.”) and its wholly-owned subsidiary, the Delaware National Bank of Delhi (the “Bank”) (collectively, the “Company”). All significant intercompany accounts and transactions have been eliminated in consolidation.

Nature of Operations

The Company provides a full range of commercial banking services to individual and small business customers in Delaware County, New York and the surrounding counties. The area is a rural market with an economic base made up of light manufacturing, retail and agricultural businesses. The Company’s primary deposit products are demand deposits and interest bearing time and savings accounts. It offers a full array of loan products to meet the needs of retail and commercial customers.

The Bank is subject to regulation by the Office of the Comptroller of the Currency. The Bank Corp. is subject to regulation by the Federal Reserve Bank of New York.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, the valuation of investment securities and determination of other-than-temporary impairment thereon, and valuation of deferred tax assets.

In connection with the determination of the allowance for loan losses, management generally obtains independent appraisals for significant properties. While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in economic conditions. It is reasonably possible that the estimated losses on loans may change materially in the near term.

The Company’s investment securities are comprised of a variety of financial instruments. The fair values and possible other-than-temporary impairment of these securities are subject to various risks including changes in the interest rate environment and general economic conditions. Due to the increased level of these risks and their potential impact on the fair values and the need to recognize other-than-temporary impairment of the securities, it is possible that the amounts reported in the accompanying financial statements could materially change in the near term.

Cash and Due from Banks

For the purposes of the statements of cash flows, cash and due from banks includes cash on hand, amounts due from other banks, and federal funds sold.

Interest-Bearing Deposits with Banks

Interest-bearing deposits with banks consist of certificates of deposit and are carried at cost which approximates fair value.

Delhi Bank Corp. and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

Significant Group Concentration of Credit Risk

The Company grants loans to customers primarily located in Delaware County, New York and the surrounding counties. Although the Company has a diversified loan portfolio, a substantial portion of its debtors’ ability to honor their contracts is dependent on the economic conditions in its marketplace. The Company does not have any significant concentrations from one industry or customer.

Investment Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as “held-to-maturity” and reported at amortized cost. Securities not classified as held-to-maturity are classified as “available-for-sale” and reported at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive loss. The Company has no trading securities.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method. Declines in the fair value of held-to-maturity and available-for-sale securities below their costs that are deemed to be credit-related are reflected in earnings as realized losses.

Restricted Equity Securities

Restricted equity securities consist of investments in the Federal Home Loan Bank of New York (“FHLB”), the Federal Reserve Bank of New York and the Atlantic Community Bankers Bank. Investments in these entities are restricted and carried at cost.

The Company, as a member of the FHLB system, is required to maintain an investment in the capital stock of the FHLB. Based on redemption provisions of the FHLB, the stock has no quoted market value and is carried at cost. Management considers whether this investment is impaired based on the ultimate recoverability of the cost basis rather than by recognizing temporary declines in value. The determination of whether a decline affects the ultimate recoverability of the cost includes (1) the significance of the decline in net assets of the FHLB as compared to the capital stock amount and the length of time this situation has persisted, (2) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB, (3) the impact of legislative and regulatory changes on the institutions and on the customer base of the FHLB and (4) the liquidity position of the FHLB. Management believes no impairment charge is necessary related to its investment in FHLB stock.

Loans Receivable

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding unpaid principal balances, adjusted for the allowance for loan losses and any unamortized deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield over the contractual life of the loan using the interest method.

The loan receivable portfolio is segmented into real estate, commercial and industrial, agricultural and consumer loans. Real estate loans include loans secured by commercial, residential and agricultural properties. Residential loans include 1-4 family mortgage loans and home equity loans. Commercial and industrial loans are secured by equipment, accounts receivable, inventories or other business assets. Agricultural loans are secured by equipment and other farm assets. Consumer loans consist of personal installment and auto loans and credit cards. The segments of the Company’s loan portfolio are disaggregated to a level that allows management to monitor risk and performance. Common risk characteristics include loan type, collateral type and geographic location.

Delhi Bank Corp. and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

Generally, the accrual of interest is discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectability of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is well secured. When a loan is placed on nonaccrual status, unpaid interest is reversed against interest income. Interest received on nonaccrual loans, including impaired loans, is either applied to principal or recognized as interest income, depending on management’s judgment as to the collectability of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time (generally six months) and the ultimate collectability of the total contractual principal and interest is no longer in doubt. The past due status of all classes of loans receivable is determined based on contractual due dates for loan payments.

Allowance for Loan Losses

The allowance for loan losses represents management’s estimate of losses inherent in the loan portfolio as of the balance sheet date and is recorded as a reduction to loans. The allowance for loan losses is increased by the provision for loan losses and decreased by charge-offs, net of recoveries. Loans deemed to be uncollectible are charged against the allowance, and subsequent recoveries, if any, are credited to the allowance. All, or part, of the principal balance of loans receivable are charged off to the allowance as soon as it is determined that the repayment of all, or part, of the principal balance is highly unlikely. Consumer loans are generally charged off no later than 120 days past due on a contractual basis (earlier in the event of bankruptcy) or if there is an amount deemed uncollectible.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management performs a quarterly evaluation of the adequacy of the allowance. The allowance is based on the Company’s past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available.

The allowance consists of specific and general components.

The specific component relates to loans that are classified as impaired. For loans that are classified as impaired, a specific allowance is established when the collateral value, observable market price, or discounted cash flows of the impaired loan is lower than the carrying value of that loan. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment records, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis.

The estimated fair values of substantially all of the Company’s impaired loans are measured based on the estimated fair value of the loan’s collateral.

Delhi Bank Corp. and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

For loans secured by real estate, estimated fair values are determined primarily through third-party appraisals. When a real estate secured loan becomes impaired, a decision is made regarding whether an updated certified appraisal of the real estate is necessary. This decision is based on various considerations, including the age of the most recent appraisal, the loan-to-value ratio based on the original appraisal and the condition of the property. Appraised values are discounted, when necessary, to arrive at the estimated selling price of the collateral, which is considered to be the estimated fair value. The discounts also include estimated costs to sell the property.

For loans secured by non-real estate collateral, such as accounts receivable, inventory and equipment, estimated fair values are determined based on the borrower’s financial statements, inventory reports, accounts receivable agings or equipment appraisals or invoices. Indications of value from these sources are generally discounted, as appropriate, based on the age of the financial information or the quality of the assets.

The general component covers pools of loans by loan class including loans not considered impaired, as well as smaller balance homogeneous loans, such as residential and consumer loans. These pools of loans are evaluated for loss exposure based upon historical loss rates, adjusted for qualitative risk factors. These qualitative risk factors include:

1.	Lending policies and procedures, including underwriting standards and collection, charge-off, and recovery practices.

2.	National, regional, and local economic and business conditions as well as the condition of various market segments, including the value of underlying collateral for collateral dependent loans.

3.	Nature and volume of the portfolio and terms of loans.

4.	Experience, ability, and depth of lending management and staff.

5.	Volume and severity of past due, classified and nonaccrual loans as well as other loan modifications.

6.	Existence and effect of any concentrations of credit and changes in the level of such concentrations.

7.	Oversight, including the impact of banking laws and regulations as well as the overall regulatory environment.

Each factor is assigned a value to reflect improving, stable or declining conditions based on management’s best judgment using relevant information available at the time of the evaluation. Adjustments to the factors are supported through documentation of changes in conditions in a narrative accompanying the allowance for loan loss calculation.

Delhi Bank Corp. and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

The allowance calculation methodology includes further segregation of loan classes into risk rating categories. The borrower’s overall financial condition, repayment sources, guarantors and value of collateral, if appropriate, are evaluated annually for all loan classes. Credit quality risk ratings include regulatory classifications of pass, special mention, substandard, doubtful and loss. Loans criticized as special mention have potential weaknesses that deserve management’s close attention. If uncorrected, the potential weaknesses may result in deterioration of the repayment prospects. Loans classified substandard have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They include loans that are inadequately protected by the current sound net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans classified doubtful have all the weaknesses inherent in loans classified substandard with the added characteristic that collection or liquidation in full, on the basis of current conditions and facts, is highly improbable. Loans classified as a loss are considered uncollectible and are immediately charged to the allowance for loan losses. Loans not classified are rated pass. To help ensure that risk ratings are accurate and reflect the present and future capacity of borrowers to repay a loan as agreed, the Company has a structured loan rating process encompassing both internal and external oversight. The Company’s loan officers are responsible for the timely and accurate risk rating of all loans in the Company’s loan portfolio at origination and on an ongoing basis. The Company utilizes an external loan review consultant to conduct a loan review of its portfolio each year. The external consultant generally reviews all commercial loan relationships exceeding a specified threshold.

Loans whose terms are modified are classified as troubled debt restructurings if the Company grants such borrowers concessions and it is deemed that those borrowers are experiencing financial difficulty. Concessions granted under a troubled debt restructuring may involve a temporary reduction in interest rate or an extension of a loan’s stated maturity date. Nonaccrual troubled debt restructurings are restored to accrual status if principal and interest payments, under the modified terms, are current for six consecutive months after modification. Loans classified as troubled debt restructurings are designated as impaired.

In addition, federal regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses and may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination, which may not be currently available to management. Based on management’s comprehensive analysis of the loan portfolio, management believes the current level of the allowance for loan losses is adequate.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation computed on the straight-line method over the estimated lives of the assets. Assets under capital lease are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset and amortized over the shorter of the lease term or the estimated life of the asset. Amortization of assets under capital lease is included in depreciation expense.

Bank Owned Life Insurance

The Company is the owner and beneficiary of life insurance policies on certain current and former executive employees and directors. The life insurance investment is carried at the cash surrender value of the underlying policies. The increase in the cash surrender value is recognized as a component of noninterest income. The policies can be liquidated, if necessary, with tax costs associated. However, the Company intends to hold these policies and, accordingly, the Company has not provided for deferred income taxes on the earnings from the increase in cash surrender value.

Delhi Bank Corp. and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

Earnings Per Share

Earnings per share is based on the weighted average number of shares of common stock outstanding. The Company’s basic and diluted earnings per share are the same since there are no dilutive shares of potential common stock outstanding. Weighted average shares outstanding were 1,547,854 in 2018 and 1,535,345 in 2017.

Advertising Costs

Advertising costs are expensed as incurred and were $55,217 in 2018 and $50,803 in 2017.

Foreclosed Assets

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less costs to sell at the date of foreclosure, establishing a new cost basis. Any losses based on the asset’s fair value at the date of foreclosure are charged to the allowance for loan losses. Subsequent to foreclosure, valuations are periodically performed and the assets are carried at the lower of carrying amount or fair value less cost to sell. Costs incurred in maintaining foreclosed assets and subsequent adjustments to the carrying amount of the assets are included in noninterest expenses. Foreclosed assets totaled $140,107 and $352,062 at December 31, 2018 and 2017, respectively, and are included in other assets. Foreclosed assets consist entirely of residential real estate. Residential real estate loans in process of foreclosure at December 31, 2018 were approximately $295,000.

Income Taxes

Income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities. Enacted changes in tax rates and laws are recognized in the period in which they occur. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

The Company recognizes interest and penalties on income taxes as a component of income tax expense.

Treasury Stock

Treasury stock is recorded at cost. The subsequent disposition or sale of the treasury stock is recorded using the average cost method.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive loss. Other comprehensive loss consists solely of the net unrealized losses on available-for-sale securities, net of deferred income taxes. Accumulated other comprehensive loss consists of net unrealized loss of $1,525,882 less deferred income taxes of $320,435 at December 31, 2018 and $458,352 less deferred income taxes of $96,254 at December 31, 2017.

Delhi Bank Corp. and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

Revenue Recognition

The Company recognized revenue from various sources, including loans, investment securities, bank-owned life insurance, deposit accounts, and sales of assets.

Interest income on loans is accrued on the unpaid principal balance and recorded daily. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method. Other loan fees, including late charges, are recognized as they occur.

Interest income on debt securities, including purchase premiums and discounts, is calculated using the interest method over the term of the securities. Dividends on equity securities are recorded when declared.

Earnings on bank-owned life insurance policies represent the increase in the cash surrender value of these policies as well as any gains resulting from settlement of the policies.

Service charges and fees include overdraft and other deposit account fees, debit card interchange income, trust department fees, and other miscellaneous fees and income. Revenue is recognized when the Company’s performance obligation is completed which is generally monthly for interchange and trust department income or when a transaction has been completed, such as when an overdraft occurs. Other fees and income are generally transactional in nature and are recognized as they occur.

Gains or losses on sales of assets are generally recognized when the asset has been legally transferred to the buyer and the Company has no continuing involvement with the asset. The Company does not generally finance the purchase.

Statement of Cash Flows

Interest paid totaled $1,328,040 in 2018 and $1,136,990 in 2017. Income tax payments totaled $220,000 in 2018 and $620,000 in 2017. Amounts transferred from loans to foreclosed assets were $97,760 in 2018 and $270,062 in 2017.

Subsequent Events

Subsequent events were evaluated through March 19, 2019, the date the consolidated financial statements were available to be issued.

Recent Accounting Standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606). ASU No. 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. ASU 2014-09 was effective for the Company in 2018. The adoption did not have a significant effect on the Company’s consolidated financial statements as the recognition of interest income has been scoped out of the guidance and noninterest income recognition is similar to previous revenue recognition practices. The Company expanded its disclosures with respect to its noninterest income as a result of this guidance. See the “Revenue Recognition” section above.

Delhi Bank Corp. and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

In January 2016, the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Liabilities. This makes significant changes in U.S. GAAP related to certain aspects of recognition, measurement, presentation and disclosure of financial instruments. Among other changes, the ASU (1) eliminates the requirement to disclose the methods and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; (2) requires use of the exit price notion when measuring the fair value of financial instruments for disclosure purposes; (3) requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements; and (4) clarifies that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. The guidance was effective for the Company in 2018. The adoption did not have a significant effect on the Company’s consolidated financial statements, but it modified the disclosures related to fair value measurement of financial instruments.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The core principle of this ASU is that a lessee should recognize the assets and liabilities that arise from leases. Specifically, a lessee should recognize on the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee would be permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and liabilities. The ASU does not significantly change the recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee from current U.S. GAAP; however, the principal change from current GAAP is that lease assets and liabilities arising from operating leases would be recognized on the balance sheet. The ASU provides several other changes or clarifications to existing GAAP, and will require qualitative disclosures, along with quantitative disclosures, so that financial statement users can understand more about the nature of an entity’s leasing activities. Upon adoption, the Company will be required to recognize and measure leases at either the beginning of the earliest period presented using a modified retrospective approach or as a cumulative effect adjustment to retained earnings. The ASU will become effective for the Company in 2019. The Company is in the process of evaluating the potential impact of adopting this ASU.

In June 2016, the FASB issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments. ASU No. 2016-13 requires financial assets measured at amortized cost to be presented at the net amount expected to be collected, through an allowance for credit losses that is deducted from the amortized cost basis. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. ASU No. 2016-13 is effective for the Company in 2021. The Company is in the process of evaluating the potential impact of adopting this ASU.

2.	Cash and Due from Banks

The Company is required to maintain amounts on reserve with the Federal Reserve Bank. These reserves totaled $1,797,000 at December 31, 2018 and $1,816,000 at December 31, 2017.

The Company is also required to maintain clearing balance funds on deposit with the Federal Reserve Bank. The required minimum clearing balance at December 31, 2018 and 2017 was $1,165,000 and $1,045,000, respectively.

Delhi Bank Corp. and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

3.	Investment Securities

The amortized cost and fair values of investment securities available-for-sale and held-to-maturity are as follows:

	December 31, 2018
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Available-for-sale:
U.S. government agencies	$26,927,833	$117,107	$426,730	$26,618,210
U.S. government sponsored enterprises - (“GSE”) - mortgage-backed securities - residential	33,899,875	19,273	1,360,846	32,558,302
Local government obligations	7,141,384	126,240	927	7,266,697

Total	$67,969,092	$262,620	$1,788,503	$66,443,209

Held-to-maturity:
Local government obligations	$2,085,636	$36,105	$-	$2,121,741

	December 31, 2017

Available-for-sale:
U.S. government agencies	$33,675,677	$267,253	$165,855	$33,777,075
U.S. government sponsored enterprises - (“GSE”) - mortgage-backed securities - residential	42,024,975	52,970	906,920	41,171,025
Local government obligations	11,088,773	294,201	-	11,382,974

Total	$86,789,425	$614,424	$1,072,775	$86,331,074

Held-to-maturity:
Local government obligations	$1,137,071	$52,831	$-	$1,189,902

Delhi Bank Corp. and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

The amortized cost and fair market values of debt securities at December 31, 2018, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

	Available-for-Sale
	Amortized	Fair
	Cost	Value

Due in one year or less	$876,335	$877,616
Due after one through five years	8,645,349	8,685,571
Due after five through ten years	14,185,912	14,141,761
Due after ten years	10,361,621	10,179,959
Mortgage-backed securities	33,899,875	32,558,302

Total	$67,969,092	$66,443,209

	Held-to-Maturity
	Amortized	Fair
	Cost	Value

Due in one year or less	$1,243,227	$1,239,286
Due after one through five years	671,576	690,135
Due after five through ten years	100,833	112,563
Due after ten years	70,000	79,757

Total	$2,085,636	$2,121,741

Gross realized gains on the sale of securities available-for-sale were $33,224 in 2018. There were no gross realized gains or losses in 2017.

The following tables show the gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position:

	December 31, 2018
	Less Than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Loss	Value	Loss	Value	Loss

Available-for-sale:
U.S. government agencies	$3,136,838	$49,764	$16,322,018	$376,966	$19,458,856	$426,730
Mortgage-backed securities - GSE - residential	923,848	17,368	29,735,803	1,343,478	30,659,651	1,360,846
Local government obligations	1,068,990	927	-	-	1,068,990	927

Total	$5,129,676	$68,059	$46,057,821	$1,720,444	$51,187,497	$1,788,503

Delhi Bank Corp. and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

	December 31, 2017
	Less Than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Loss	Value	Loss	Value	Loss

Available-for-sale:
U.S. government agencies	$8,264,153	$38,723	$9,442,195	$127,132	$17,706,348	$165,855
Mortgage-backed securities - GSE - residential	10,270,528	104,685	26,934,792	802,235	37,205,320	906,920

Total	$18,534,681	$143,408	$36,376,987	$929,367	$54,911,668	$1,072,775

The Company had 75 debt securities in unrealized loss positions at December 31, 2018. The securities have depreciated approximately 3.5% from the Company’s amortized cost basis. These securities are primarily issued by U.S. government agencies and U.S. government sponsored enterprises. The unrealized losses are considered to result from changes in interest rates and not from downgrades in the creditworthiness of the issuers. In analyzing an issuer’s financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer’s financial condition. The Company does not intend to sell these securities nor is it more likely than not that it will be required to sell these securities prior to recovery. No declines are deemed to be other-than-temporary.

Investment securities with carrying amounts of $48,868,792 and $ 44,892,541 at December 31, 2018 and 2017, respectively, were pledged to secure deposits as required or permitted by law.

4.	Loans Receivable and Allowance for Loan Losses

Loans receivable at December 31 are summarized as follows:

	2018	2017

Real estate:
Residential	$78,895,064	$73,724,192
Commercial	58,963,301	58,481,339
Commercial and industrial	19,179,890	22,681,658
Agricultural	10,056,623	8,553,271
Consumer	4,573,701	4,104,036

Total	171,668,579	167,544,496

Allowance for loan losses	502,128	555,627
Deferred loan costs and purchase premiums, net	2,514,170	2,752,180

Net	$173,680,621	$169,741,049

Delhi Bank Corp. and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

Included above are individual loans purchased by the Company representing the fully guaranteed portion of loans originated through the Small Business Administration, U.S. Department of Agriculture and Farm Services Agency. Such loans are irrevocably guaranteed by the full faith and credit of the U.S. government as to principal and accrued interest. No allowance has been provided for these loans based on the guarantee. The table below details these loans by loan type at December 31:

	2018	2017

Real estate,
Commercial	$39,027,562	$39,711,749
Commercial and industrial	14,952,438	18,733,875
Agricultural	9,935,916	8,402,415

Total	63,915,916	66,848,039

Allowance for loan losses	-	-
Purchase premiums, net	164,902	710,844

Net	$64,080,818	$67,558,883

Changes in the allowance for loan losses for 2018 and related loan information are as follows:

			Commercial
	Residential	Commercial	and
	Real Estate	Real Estate	Industrial	Agricultural	Consumer	Total

Allowance for loan losses:
Beginning balance, January 1, 2018	$413,271	$87,094	$18,019	$452	$36,791	$555,627
Charge-offs	(33,950)	-	-	-	(50,431)	(84,381)
Recoveries	658	4,344	3,663	-	22,217	30,882
Provision	(21,928)	3,650	(6,561)	(90)	24,929	-

Ending balance, December 31, 2018	$358,051	$95,088	$15,121	$362	$33,506	$502,128

Ending balance individually evaluated for impairment	$11,450	$-	$326	$-	$2,261	$14,037

Ending balance collectively evaluated for impairment	$346,601	$95,088	$14,795	$362	$31,245	$488,091

Loans receivable at December 31, 2018, Total balance	$78,895,064	$58,963,301	$19,179,890	$10,056,623	$4,573,701	$171,668,579

Ending balance individually evaluated for impairment	$1,429,664	$532,215	$326	$-	$2,261	$1,964,466

Ending balance collectively evaluated for impairment	$77,465,400	$58,431,086	$19,179,564	$10,056,623	$4,571,440	$169,704,113

Delhi Bank Corp. and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

Changes in the allowance for loan losses for 2017 and related loan information are as follows:

			Commercial
	Residential	Commercial	and
	Real Estate	Real Estate	Industrial	Agricultural	Consumer	Total

Allowance for loan losses:
Beginning balance, January 1, 2017	$384,045	$107,306	$21,760	$497	$33,482	$547,090
Charge-offs	(23,582)	(3,866)	-	-	(39,153)	(66,601)
Recoveries	26,065	6,990	2,936	-	29,147	65,138
Provision	26,743	(23,336)	(6,677)	(45)	13,315	10,000

Ending balance, December 31, 2017	$413,271	$87,094	$18,019	$452	$36,791	$555,627

Ending balance individually evaluated for impairment	$20,543	$-	$4,218	$-	$3,805	$28,566

Ending balance collectively evaluated for impairment	$392,728	$87,094	$13,801	$452	$32,986	$527,061

Loans receivable at December 31, 2017, Total balance	$73,724,192	$58,481,339	$22,681,658	$8,553,271	$4,104,036	$167,544,496

Ending balance individually evaluated for impairment	$1,329,396	$591,529	$4,699	$-	$3,805	$1,929,429

Ending balance collectively evaluated for impairment	$72,394,796	$57,889,810	$22,676,959	$8,553,271	$4,100,231	$165,615,067

The following table summarizes information on impaired loans at December 31:

		Unpaid		Average	Interest
	Recorded	Principal	Related	Recorded	Income
December 31, 2018	Investment	Balance	Allowance	Investment	Recognized

With no related allowance recorded:
Residential real estate	$1,422,309	$1,398,394	$-	$1,133,009	$19,935
Commercial real estate	554,259	532,215	-	580,524	7,199
Consumer	-	-	-	1,514	-

With an allowance recorded:
Residential real estate	31,290	31,290	11,450	91,545	-
Commercial and industrial	326	326	326	2,105	224
Consumer	2,261	2,261	2,261	2,970	-

Totals:
Residential real estate	1,422,635	1,398,720	326	1,135,114	20,159
Commercial real estate	556,520	534,476	2,261	583,494	7,199
Commercial and industrial	-	-	-	1,514	-
Consumer	-	-	-	-	-

Delhi Bank Corp. and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

		Unpaid		Average	Interest
	Recorded	Principal	Related	Recorded	Income
December 31, 2017	Investment	Balance	Allowance	Investment	Recognized

With no related allowance recorded:
Residential real estate	$1,173,799	$1,125,882	$-	$1,344,002	$41,750
Commercial real estate	611,493	591,529	-	610,214	7,868
Commercial and industrial	910	481	-	6,556	-
Consumer	-	-	-	9,176	-

With an allowance recorded:
Residential real estate	203,514	203,514	20,543	194,439	-
Commercial real estate	-	-	-	43,611	-
Commercial and industrial	4,218	4,218	4,218	6,082	530
Consumer	3,805	3,805	3,805	8,863	-

Totals:
Residential real estate	1,377,313	1,329,396	20,543	1,538,441	41,750
Commercial real estate	611,493	591,529	-	653,825	7,868
Commercial and industrial	5,128	4,699	4,218	12,638	530
Consumer	3,805	3,805	3,805	18,039	-

The following table presents information on nonaccrual loans at December 31:

	2018	2017

Residential real estate	$1,147,301	$701,264
Commercial real estate	448,026	501,554
Consumer	2,261	3,805
Commercial and industrial	-	658

Total	$1,597,588	$1,207,281

The following table presents information by the Company’s internal risk rating system at December 31:

	Residential	Commercial	Commercial
2018	Real Estate	Real Estate	and Industrial	Agricultural	Consumer	Total

Pass	$72,924,485	$55,364,513	$18,863,950	$10,056,623	$4,484,746	$161,694,317
Special mention	3,315,256	1,498,598	224,273	-	73,956	5,112,083
Substandard	2,585,260	1,831,681	91,341	-	14,999	4,523,281
Doubtful	70,063	268,509	326	-	-	338,898
Loss	-	-	-	-	-	-

Total	$78,895,064	$58,963,301	$19,179,890	$10,056,623	$4,573,701	$171,668,579

	Residential	Commercial	Commercial
2017	Real Estate	Real Estate	and Industrial	Agricultural	Consumer	Total

Pass	$68,292,670	$54,801,243	$22,455,860	$8,553,271	$3,942,992	$158,046,036
Special mention	3,083,748	1,373,845	119,342	-	154,535	4,731,470
Substandard	1,646,510	1,838,651	101,757	-	2,704	3,589,622
Doubtful	701,264	467,600	4,699	-	3,805	1,177,368
Loss	-	-	-	-	-	-

Total	$73,724,192	$58,481,339	$22,681,658	$8,553,271	$4,104,036	$167,544,496

Delhi Bank Corp. and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

The following table presents information on past due status at December 31:

							Recorded
	30-59	60-89	Greater				Investment
	Days	Days	> 90	Total		Total	> 90 Days
2018	Past Due	Past Due	Days	Past Due	Current	Loans	Accruing

Residential real estate	$346,986	$795,372	$395,633	$1,537,991	$77,357,073	$78,895,064	$-
Commercial real estate	209,655	-	312,097	521,752	58,441,549	58,963,301	-
Commercial and industrial	3,828	-	-	3,828	19,176,062	19,179,890	-
Agricultural	-	-	-	-	10,056,623	10,056,623	-
Consumer	20,816	9,590	-	30,406	4,543,295	4,573,701	-

Total	$581,285	$804,962	$707,730	$2,093,977	$169,574,602	$171,668,579	$-

							Recorded
	30-59	60-89	Greater				Investment
	Days	Days	> 90	Total		Total	> 90 Days
2017	Past Due	Past Due	Days	Past Due	Current	Loans	Accruing

Residential real estate	$895,378	$70,063	$813,868	$1,779,309	$71,944,883	$73,724,192	$417,285
Commercial real estate	-	-	278,098	278,098	58,203,241	58,481,339	-
Commercial and industrial	-	-	-	-	22,681,658	22,681,658	-
Agricultural	-	-	-	-	8,553,271	8,553,271	-
Consumer	67,385	-	-	67,385	4,036,651	4,104,036	-

Total	$962,763	$70,063	$1,091,966	$2,124,792	$165,419,704	$167,544,496	$417,285

The Company may grant a concession or modification for economic or legal reasons related to a borrower’s financial condition that it would not otherwise consider resulting in a modified loan which is then identified as a troubled debt restructuring (“TDR”). The Company may modify loans through rate reductions, extensions of maturity, interest only payments, or payment modifications to better match the timing of cash flows due under the modified terms with the cash flows from the borrowers’ operations. Loan modifications are intended to minimize the economic loss and to avoid foreclosure or repossession of the collateral. TDRs are considered impaired loans for purposes of calculating the Company’s allowance for loan losses.

The Company identifies loans for potential restructure primarily through direct communication with the borrower and evaluation of the borrower’s financial statements, revenue projections, tax returns, and credit reports. Even if the borrower is not presently in default, management will consider the likelihood that cash flow shortages, adverse economic conditions, and negative trends may result in a payment default in the near future.

The Company did not enter into any TDRs or have any TDRs default in 2018 and 2017.

Delhi Bank Corp. and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

5.	Premises and Equipment

Premises and equipment at December 31 is summarized as follows:

	2018	2017

Land	$744,592	$744,592
Buildings and improvements	5,044,435	4,999,623
Furniture and equipment	1,777,301	1,726,856
Asset under capital lease	300,000	300,000

Total cost	7,866,328	7,771,071

Less accumulated depreciation	4,401,165	4,095,095

Net	$3,465,163	$3,675,976

The Company leases a branch facility under the terms of a lease agreement that has been accounted for as a capital lease. The lease expires in 2025 but there are options for three additional five year extensions. The net book value of the asset under capital lease was $133,333 at December 31, 2018 and $153,333 at December 31, 2017.

Future minimum lease payments are as follows:

Years Ended December 31:
2019	$32,340
2020	33,420
2021	35,580
2022	35,580
2023	35,580
Thereafter	59,300

Total minimum lease payments	231,800

Amount representing interest	46,039

Net present value of minimum lease payments	$185,761

Interest expense on the capital lease was $13,158 in 2018 and $14,398 in 2017.

6.	Deposits

Deposit account balances at December 31 are summarized as follows:

	2018	2017

Noninterest-bearing	$52,263,718	$47,701,870
Interest-bearing demand	29,385,823	30,417,947
Money market	22,928,893	25,767,773
Savings	86,769,464	90,235,316
Time	72,020,647	86,830,855

Total	$263,368,545	$280,953,761

Time deposits in denominations of $250,000 and over were $21,736,239 and $31,098,284 at December 31, 2018 and 2017, respectively.

Delhi Bank Corp. and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

At December 31, 2018, scheduled maturities of time deposits are as follows (in thousands):

2019	$44,131
2020	10,682
2021	6,735
2022	4,948
2023	5,524

Total	$72,020

7.	Borrowed Funds

The Company has a $1,500,000 unsecured line of credit agreement with the Atlantic Community Bankers Bank. Borrowings bear interest at the prime rate plus .50%, with a floor of 4.50% (6.00% at December 31, 2018). The line expires July 2019. There were borrowings of $96,511 and $788,000 at December 31, 2018 and 2017, respectively.

There were no overnight borrowings with the FHLB at December 31, 2018. Overnight borrowings with the FHLB were $2,500,000 at December 31, 2017.

The Company may borrow funds on a long-term basis from the FHLB up to the amount of eligible collateral (loans and securities) it places with the FHLB. At December 31, 2018, the Company had $44,330,384 of borrowing capacity. This amount was reduced by a $15,000,000 municipal letter of credit which expires March 2019 leaving an amount available for borrowing of $29,330,384. There were no long-term borrowings at December 31, 2018 and 2017.

8.	Income Taxes

The provision for income tax consists of the following:

	2018	2017

Current	$309,875	$502,898
Deferred	163,280	395,515

Total	$473,155	$898,413

The reconciliation between the expected statutory income tax provision and the actual provision for income tax is as follows:

	2018		2017
	Amount	Percent	Amount	Percent

Expected provision at statutory rate	$605,117	21.0%	$838,686	34.0%
Tax-exempt income	(87,814)	(3.1)	(229,127)	(9.3)
(Decrease) increase in state valuation allowance	(27,393)	(.9)	26,762	1.1
Effect of change in federal tax rate	-	-	235,032	9.5
State income taxes and other, net	(16,755)	(.6)	27,060	1.1

Actual provision and rate	$473,155	16.4%	$898,413	36.4%

Delhi Bank Corp. and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

In December 2017, the United States government approved the Tax Cuts and Jobs Act, which among other things, reduces the federal corporate tax rate to 21%. As required by U.S. GAAP, the Company remeasured its deferred tax assets and liabilities using the 21% rate and recognized an additional provision for income taxes of approximately $235,000 in 2017 relating to the rate change.

The following temporary differences gave rise to the net deferred tax asset at December 31:

	2018	2017

Deferred compensation	$826,574	$810,674
Allowance for loan losses	92,390	92,390
Unrealized losses on available-for-sale securities	320,435	96,254
Other	73,299	63,453
AMT credit carryforward	-	49,645
Depreciation	-	40,660

Total deferred tax assets	1,312,698	1,153,076

Depreciation	(45,328)	-
Deferred loan costs	(614,073)	(533,066)

Total deferred tax liabilities	(659,401)	(533,066)

Net deferred tax asset before valuation allowance	653,297	620,010

State valuation allowance	(65,444)	(92,837)

Net deferred tax asset	$587,853	$527,173

The net deferred tax asset is included in other assets in 2018 and 2017.

The Company has elected the option to deduct the net interest income on qualified loans from its New York State taxable income. The Company believes the amount of this deduction will exceed its New York State taxable income for the foreseeable future. As a result, the Company has determined the realization of its state deferred tax assets is not expected and has established a valuation allowance for the amount of the net state deferred tax assets.

The Company had no unrecognized tax benefits at December 31, 2018 and 2017. There were no interest and penalties recognized in the consolidated balance sheets and statements of income in 2018 and 2017.

9.	Pension and Postretirement Benefits

The Company sponsors two defined contribution plans, a 401(k) plan and a non-leveraged employee stock ownership plan (“ESOP”) covering substantially all eligible Company employees. Eligible employees may defer and contribute a percentage of their annual earnings to the plans. In the 401(k) plan, the Company contributes 100% of the first 5% of compensation deferred. In the ESOP, the Company contributes 100% of the first 5% of compensation deferred. Pension expense for these plans was $199,640 in 2018 and $169,736 in 2017. The ESOP held 137,175 and 136,553 of the Company’s stock at December 31, 2018 and 2017, with a fair value of $2,983,556 and $2,799,337, respectively. The ESOP shares are eligible to receive dividends and are considered outstanding shares for purposes of computing net income per share.

The Company also has individual deferred compensation arrangements with certain key executives and directors which provide supplemental retirement benefits. The total of these obligations was $3,424,021 and $3,354,533 at December 31, 2018 and 2017, respectively. Expense related to these arrangements was $329,088 in 2018 and $464,926 in 2017.

Delhi Bank Corp. and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

10.	Related Party Transactions

In the ordinary course of business, the Company has granted loans to principal officers, directors, significant shareholders (greater than 10%) and their affiliates. Such transactions were made on substantially the same terms and at those rates prevailing at the same time for comparable transactions with other customers. The following table summarizes the activity in these loans:

	2018	2017

Balance, beginning	$737,437	$1,206,481
New loans and other changes	130,000	387,357
Repayments and other changes	(84,254)	(856,401)

Balance, ending	$783,183	$737,437

Other changes result from the addition to or removal of individuals from the related party category.

The Company held deposits of $345,776 and $401,854 for related parties at December 31, 2018 and 2017, respectively.

A director of the Company provides professional legal services to the Company. Fees for these services were approximately $48,000 in 2018 and $43,000 in 2017.

11.	Financial Instruments with Off-Balance-Sheet Risk

The Company is a party to financial instruments with off balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated balance sheet. The Company’s exposure to credit loss is represented by the contractual amounts of these commitments. The Company follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Unfunded commitments under lines of credit are commitments for possible future extensions of credit to existing customers. These lines of credit may or may not be collateralized and usually contain a specified maturity date and may not be drawn upon to the total extent to which the Company is committed.

Standby letters of credit written are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans.

Delhi Bank Corp. and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

To reduce credit risk related to the use of credit-related financial instruments, the Company might deem it necessary to obtain collateral. The amount and nature of the collateral obtained is based on the Company’s credit evaluation of the customer. Collateral held varies but may include cash, securities, accounts receivable, inventory, property, plant and equipment and real estate. The Company has not incurred any losses on its commitments in either 2018 or 2017.

Financial instruments whose contract amount represents credit risk were as follows:

	2018	2017

Commitments to extend credit (including lines of credit)	$19,938,562	$19,085,032
Standby letters of credit	297,293	328,215

12.	Fair Value Disclosures

Fair value is defined as an exit price representing the amount that would be received to sell an asset or settle a liability in an orderly transaction between market participants. A three-level hierarchy exists for fair value measurements based upon the inputs to the valuation of an asset or liability.

Level 1 - Valuation is based on quoted prices in active markets for identical assets or liabilities;

Level 2 - Valuation is determined from quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument;

Level 3 - Valuation is derived from model-based and other techniques in which at least one significant input is unobservable and which may be based on the Company’s own estimates about the assumptions that a market participant would use to value the asset or liability.

The following table sets forth the Company’s financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy:

	December 31, 2018
	Level 1	Level 2	Level 3	Total

Available-for-sale:
U.S. government agencies	$-	$26,618,210	$-	$26,618,210
U.S. government sponsored enterprises - (“GSE”) - mortgage - backed securities - residential	-	32,558,302	-	32,558,302
Local government obligations	-	7,266,697	-	7,266,697

Total	$-	$66,443,209	$-	$66,443,209

Delhi Bank Corp. and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

	December 31, 2017
	Level 1	Level 2	Level 3	Total

Available-for-sale:
U.S. government agencies	$-	$33,777,075	$-	$33,777,075
U.S. government sponsored enterprises - (“GSE”) - mortgage - backed securities - residential	-	41,171,025	-	41,171,025
Local government obligations	-	11,382,974	-	11,382,974

Total	$-	$86,331,074	$-	$86,331,074

A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

All debt securities are measured at fair value using quoted prices from an independent third party that provide valuation services, such as matrix pricing, for similar assets, with similar terms in actively traded markets.

The following table sets forth the Company’s financial assets and liabilities subject to fair value adjustments on a nonrecurring basis by level within the fair value hierarchy:

	December 31, 2018
	Level 1	Level 2	Level 3	Total

Impaired loans, net	$-	$-	$19,840	$19,840

	December 31, 2017

Impaired loans, net	$-	$-	$182,971	$182,971

Impaired loans that are collateral dependent are written down to fair value through the establishment of specific reserves. Such collateral is primarily real estate whose value is based on appraisals performed by certified appraisers. These values are generally adjusted based on management’s knowledge of changes in market conditions or other factors. Since the adjustments may be significant, are based on management’s estimates and are generally unobservable, they have been classified as Level 3.

The appraisals may be adjusted by management for qualitative reasons and estimated liquidation expenses. Management’s assumptions may include consideration of location and occupancy of the property and current economic conditions. At December 31, 2018 and 2017, to account for these factors, negative adjustments to the appraisal value between 15-20% were made and liquidation expenses of 6% were assumed.

Delhi Bank Corp. and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

In addition to the disclosures of financial instruments recorded at fair value, U.S. GAAP require the disclosure of the estimated fair value of all the Company’s financial instruments. The majority of the Company’s assets and liabilities are considered financial instruments. However, many of these instruments lack an available market. In addition, the Company’s general practice and intent is to hold its financial instruments to maturity. The Company has considered the fair value measurement criteria as required under the accounting standard relating to fair value measurement as noted above. Fair value estimates have been determined based on the methodologies management considers most appropriate for each financial instrument.

	2018
	Carrying	Estimated
	Amount	Fair Value	Level 1	Level 2	Level 3
Financial assets:
Cash and due from banks	$7,679,501	$7,679,501	$7,679,501	$-	$-
Interest-bearing deposits with banks	31,115,000	31,115,000	-	31,115,000	-
Available-for-sale securities	66,443,209	66,443,209	-	66,443,209	-
Held-to-maturity securities	2,085,636	2,121,741	-	2,121,741	-
Restricted equity securities	295,200	295,200	-	295,200	-
Loans receivable, net	173,680,621	171,892,000	-	-	171,892,000
Accrued interest receivable	1,316,696	1,316,696	-	1,316,696	-

Financial liabilities:
Deposits	263,368,545	263,327,898	-	263,327,898	-
Short-term borrowings	96,511	96,511	-	96,511	-
Accrued interest payable	69,048	69,048	-	69,048	-

Off-balance sheet financial instruments:
Commitments to extend credit	-	-	-	-	-
Standby letters of credit	-	-	-	-	-

	2017

Financial assets:
Cash and due from banks	$3,657,703	$3,657,703	$3,657,703	$-	$-
Interest-bearing deposits with banks	39,072,722	39,072,722	-	39,072,722	-
Available-for-sale securities	86,331,074	86,331,074	-	86,331,074	-
Held-to-maturity securities	1,137,071	1,189,902	-	1,189,902	-
Restricted equity securities	460,000	460,000	-	460,000	-
Loans receivable, net	169,741,049	171,058,000	-	-	171,058,000
Accrued interest receivable	1,405,998	1,405,998	-	1,405,998	-

Financial liabilities:
Deposits	280,953,761	281,052,906	-	281,052,906	-
Short-term borrowings	3,288,000	3,288,000	-	3,288,000	-
Accrued interest payable	59,597	59,597	-	59,597	-

Off-balance sheet financial instruments:
Commitments to extend credit	-	-	-	-	-
Standby letters of credit	-	-	-	-	-

Delhi Bank Corp. and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

The carrying value of short- term financial instruments, as listed below, approximates their fair value. These instruments generally have limited credit exposure, no stated or short-term maturities and carry interest rates that approximate market.

Assets	Liabilities

Cash and due from banks	Demand and savings deposits
Interest-bearing deposits with banks	Short-term borrowings
Accrued interest receivable	Accrued interest payable

The fair value methodology for available- for -sale securities was described previously. The fair value methodology for held-to-maturity securities is similar to the methodology for available-for-sale securities. The fair value of restricted equity securities is considered to approximate its carrying value as there is no market for these securities and the stock is redeemable at par value.

For short-term loans and variable rate loans which reprice within 90 days, the carrying value is considered to approximate fair value. For other types of loans, fair value was estimated by discounting cash flows using current market interest rates for similar loans, adjusted to reflect credit risk.

The fair value of interest-bearing time deposits is estimated by discounting contractual cash flows using current rates for instruments with similar maturities.

The fair value of commitments to extend credit is estimated using the fees currently charged for similar agreements. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of standby letters of credit is based on fees currently charged for similar agreements plus the estimated cost to terminate or otherwise settle the obligations. The fair value of these instruments is considered immaterial.

13.	Regulatory Matters

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. The final rules implementing BASEL Committee on Banking Supervisor’s Capital Guidance for U.S. banks (BASEL III rules) became effective for the Company on January 1, 2015, with full compliance with all of the requirements being phased in over a multi-year schedule and fully phased in by January 1, 2019. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the maintenance of minimum amounts and ratios (set forth on the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2018, that the Company meets all capital adequacy requirements to which they are subject.

Delhi Bank Corp. and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

As of December 31, 2018, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since that notification that management believes have changed the Bank’s category. The Company’s ratios do not differ significantly from the Bank’s ratios presented below. The Bank’s actual capital amounts and ratios are as follows:

	2018
						To be Well Capitalized
			For Capital Adequacy			under Prompt Corrective
	Actual		Purposes			Action Provisions
	Amount	Ratio	Amount		Ratio	Amount		Ratio
	(Dollar Amounts in Thousands)

Total capital (to risk-weighted assets)	$29,721	27.7%	$	≥ 8,583	8.0%	$	≥ 10,729	10.0%
Common equity Tier 1 capital (to risk-weighted assets)	29,174	27.2		≥ 4,828	4.5		≥ 6,974	6.5
Tier 1 (core) capital (to risk-weighted assets)	29,174	27.2		≥ 6,438	6.0		≥ 8,583	8.0
Tier 1 (core) capital (to average assets)	29,174	9.8		≥ 11,852	4.0		≥ 14,815	5.0

	2017

Total capital (to risk-weighted assets)	$28,331	26.8%	$	≥ 8,460	8.0%	$	≥ 10,575	10.0%
Common equity Tier 1 capital (to risk-weighted assets)	27,730	26.2		≥ 4,759	4.5		≥ 6,874	6.5
Tier 1 (core) capital (to risk-weighted assets)	27,730	26.2		≥ 6,345	6.0		≥ 8,460	8.0
Tier 1 (core) capital (to average assets)	27,730	8.9		≥ 12,502	4.0		≥ 15,628	5.0

The Federal Reserve Bank has established capital guidelines for bank holding companies. These guidelines allow small bank holding companies, as defined, an exemption from regulatory capital requirements. The Bank Corp. meets the eligibility criteria and is exempt from regulatory capital requirements.

The Bank is subject to legal limitations on the amount of dividends that can be paid to the Bank Corp. without regulatory approval. Generally, the dividend limit is equal to the current and preceding two years net income less dividends paid during the same period. However, dividend payments would be prohibited if the effect would cause the Bank’s capital to be reduced below minimum capital requirements as discussed above. The Bank’s retained earnings available for dividends was approximately $2,313,000 at December 31, 2018.

14.	Dividend Reinvestment and Optional Cash Purchase Plan

In 2003, the Company established a Dividend Reinvestment and Optional Cash Purchase Plan (the “Plan”) for its shareholders. The Plan is designed to provide the Company’s stock at no transactional cost to its shareholders. Cash dividends paid to shareholders who are enrolled in the Plan plus voluntary cash deposits received are used to purchase shares either directly from the Company, from shares that become available in the open market or from the Company’s previously acquired treasury stock. The Company has reserved 393,750 shares of its un-issued common stock for issuance under the Plan. Once these shares are issued, the Plan will terminate but there is no set termination date. Under Regulation A of the Securities Act of 1933, as amended, the Company may offer and sell up to $20 million of eligible securities annually. The Company issued 15,529 shares of common stock in 2018 and 15,429 shares of common stock in 2017 directly from authorized but unissued shares of the Company, plus the Company sold 5,036 shares of treasury stock in 2018 and 5,133 shares of treasury stock in 2017 for a total of 20,565 and 20,562 shares in 2018 and 2017, respectively. As of December 31, 2018, there were 155,284 shares available for future issuance.

You should rely only on the information contained in this offering circular. Delhi Bank Corp. has not authorized anyone to provide you with different information. This offering circular does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered by this offering circular in any jurisdiction in which, or to any person to whom, such offer or solicitation is not authorized or in which the person making the solicitation is not qualified to do so. Neither the delivery of this offering circular nor any sale hereunder shall under any circumstances create any implication that there has been no change in the affairs of Delhi Bank Corp. since any of the dates as of which information is furnished in this offering circular or since the date of this offering circular.

DELHI BANK CORP.

DIVIDEND REINVESTMENT AND

OPTIONAL CASH PURCHASE PLAN

149,196 Shares of Common Stock

OFFERING CIRCULAR

April 10, 2019

PART III

EXHIBITS

Exhibit No.	Description

2.1	Charter of Delhi Bank Corp.
2.2	Bylaws of Delhi Bank Corp.
4.1	Authorization Form
6.1	Salary Continuation Agreement by and between The Delaware National Bank of Delhi and Robert W. Armstrong dated as of March 16, 2005
6.2	Amendment to Salary Continuation Agreement by and between The Delaware National Bank of Delhi and Robert W. Armstrong dated as of April 16, 2014
6.3	Salary Continuation Agreement by and between The Delaware National Bank of Delhi and Peter V. Gioffe dated as of January 1, 2018
6.4	Salary Continuation Agreement by and between The Delaware National Bank of Delhi and Suzanne L. MacDonald dated as of December 29, 2009
6.5	Amended and Restated Salary Continuation Agreement by and between The Delaware National Bank of Delhi and Gretchen E. Rossley dated as of January 1, 2018
6.6	Amended and Restated Salary Continuation Agreement by and between The Delaware National Bank of Delhi and Deirdre A. Hillis dated as of January 1, 2018
6.7	Amended and Restated Salary Continuation Agreement by and between The Delaware National Bank of Delhi and Bryan R. Boyer dated as of January 1, 2018
6.8	Salary Continuation Agreement by and between The Delaware National Bank of Delhi and Yvonne Haynes dated as of January 1, 2018
6.9	Salary Continuation Agreement by and between The Delaware National Bank of Delhi and Robin Hultenius dated as of January 1, 2018
11.1	Consent of Baker Tilly Virchow Krause, LLP
11.2	Consent of Squire Patton Boggs (US) LLP (included in Exhibit 12.1)
12.1	Opinion of Squire Patton Boggs (US) LLP

III-1

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Delhi, State of New York, on April 10, 2019.

DELHI BANK CORP.

By:	/s/ Peter V. Gioffe
Peter V. Gioffe
Director, President and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Peter V. Gioffe	Director,	April 10, 2019
Peter V. Gioffe	President & CEO

/s/ Robert W. Armstrong	Director	April 10, 2019
Robert W. Armstrong

/s/ Kristen L. Baxter	Director	April 10, 2019
Kristen L. Baxter

/s/ Andrew F. Davis III	Chairman of the Board	April 10, 2019
Andrew F. Davis III

/s/ Michael E. Finberg	Director	April 10, 2019
Michael E. Finberg

/s/ Kurt R. Mable	Director	April 10, 2019
Kurt R. Mable

/s/ Bruce J. McKeegan	Director	April 10, 2019
Bruce J. McKeegan

/s/ Paul J. Roach	Director	April 10, 2019
Paul J. Roach

III-2